Filed Pursuant to Rule 424(b)(3)

Registration No. 333-262589

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED JULY 11, 2025

TO THE PROSPECTUS DATED APRIL 9, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 9, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose and incorporate certain recasted financial statements into the Prospectus.

Financial Statements

We previously filed a Current Report on Form 8-K on June 13, 2025 (the “Original Form 8-K”) presenting recasted reportable segment financial information and related disclosures included in Part I, Item 1. “Business,” Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 8. “Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2024 filed on March 21, 2025 (the “2024 Form 10‑K”). The Original Form 8-K was filed to reflect changes in the composition of reportable segments implemented during the first quarter of 2025, as described in our Quarterly Report on Form 10-Q for the period ended March 31, 2025 filed with the SEC on May 9, 2025 (the “2025 Form 10-Q”). Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with the current period presentation. We provided a brief description of the segment changes in the 2025 Form 10-Q.

We filed an amendment to the Original Form 8-K (“Form 8-K/A”) to supersede the Original Form 8-K to include our full audited financial statements from Part II, Item 8. “Financial Statements and Supplementary Data” of the 2024 Form 10-K with the recasted reportable segment financial information. The Form 8-K/A also includes Part I, Item 1. “Business” and Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The portions of the Form 8-K/A that are being recast have not changed since the Original Form 8-K. The information in the Form 8-K/A is not an amendment to or restatement of the 2024 Form 10-K.

The SEC rules require that when a registrant prepares, on or after the date a registrant reports an accounting change such as the segment changes noted above, a new registration, proxy, or information statement (or amends a previously filed registration, proxy, or information statement) that includes or incorporates by reference financial statements, the registrant must recast the prior period financial statements included or incorporated by reference in the registration, proxy, or information statement to reflect these types of changes. Accordingly, we filed the Form 8-K/A to recast our consolidated financial statements for each of the three years in the period ended December 31, 2024, to reflect the changes in segment reporting. The updates do not represent a restatement of previously issued financial statements. The recast information of Items contained in the 2024 Form 10-K is presented in Exhibit 99.1 to the Form 8-K/A, which is attached as Appendix A to this Supplement.

The information included in the Form 8-K/A is presented for informational purposes only in connection with the segment reporting changes described above and does not amend or restate our audited consolidated financial statements included in the 2024 Form 10-K. The Form 8-K/A does not reflect events occurring after we filed the 2024 Form 10-K and does not modify or update the disclosures therein in any way, other than to illustrate the impact of the segment changes as described above. For developments subsequent to the filing of the 2024 Form 10-K, refer to the 2025 Form 10-Q. The Form 8-K/A should be read in conjunction with the 2024 Form 10-K and the 2025 Form 10-Q. The attached Appendix A should be read in conjunction with the 2024 Form 10-K and the 2025 Form 10‑Q.

SREIT-SUP5-0725

1

APPENDIX A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 13, 2025

STARWOOD REAL ESTATE INCOME TRUST, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-56046	82-2023409
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2340 Collins Avenue Miami Beach, FL 33139

(Address of principal executive offices, including zip code)

(305) 695-5500

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Starwood Real Estate Income Trust, Inc. (the “Company”) previously filed a Current Report on Form 8-K on June 13, 2025 (the “Original Form 8-K”) presenting recasted reportable segment financial information and related disclosures included in Part I, Item 1. “Business,” Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 8. “Financial Statements and Supplementary Data” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2025 (the “2024 Form 10‑K”). The Original Form 8-K was filed to reflect changes in the composition of reportable segments implemented during the first quarter of 2025, as described in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2025 filed with the SEC on May 9, 2025 (the “2025 Form 10-Q”). Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with the current period presentation. The Company provided a brief description of the segment changes in the 2025 Form 10-Q.

This amendment to the Original Form 8-K (this “Form 8-K/A”) is being filed to supersede the Original Form 8-K to include the full audited financial statements of the Company from Part II, Item 8. “Financial Statements and Supplementary Data” of the 2024 Form 10-K with the recasted reportable segment financial information. This Form 8-K/A also includes Part I, Item 1. “Business” and Part II, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The portions of this Form 8-K/A that are being recast have not changed since the Original Form 8-K. The information in this Form 8-K/A is not an amendment to or restatement of the 2024 Form 10-K.

The SEC rules require that when a registrant prepares, on or after the date a registrant reports an accounting change such as the segment changes noted above, a new registration, proxy, or information statement (or amends a previously filed registration, proxy, or information statement) that includes or incorporates by reference financial statements, the registrant must recast the prior period financial statements included or incorporated by reference in the registration, proxy, or information statement to reflect these types of changes. Accordingly, the Company is filing this Form 8-K/A to recast its consolidated financial statements for each of the three years in the period ended December 31, 2024, to reflect the changes in segment reporting. The updates do not represent a restatement of previously issued financial statements. The recast information of Items contained in the 2024 Form 10-K is presented in Exhibit 99.1 to this Form 8-K/A, which is incorporated herein.

The information included in this Form 8-K/A is presented for informational purposes only in connection with the segment reporting changes described above and does not amend or restate the Company’s audited consolidated financial statements included in the 2024 Form 10-K. This Form 8-K/A does not reflect events occurring after the Company filed the 2024 Form 10-K and does not modify or update the disclosures therein in any way, other than to illustrate the impact of the segment changes as described above. For developments subsequent to the filing of the 2024 Form 10-K, refer to the 2025 Form 10-Q. This Form 8-K/A should be read in conjunction with the 2024 Form 10-K and the 2025 Form 10-Q.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1

Part I, Item 1. Business; Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations; and Item 8. Financial Statements and Supplementary Data from the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, in each case revised solely to reflect the change in segment reporting.

101	Interactive data file (Inline XBRL) (filed herewith)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD REAL ESTATE INCOME TRUST, INC.

Date: July 11, 2025	By:	/s/ Matthew Guttin
Matthew Guttin
Chief Compliance Officer and Secretary

Exhibit 99.1

EXPLANATORY NOTE

Starwood Real Estate Income Trust, Inc. is filing this exhibit (this “Exhibit”) to the Current Report on Form 8-K/A (this “Form 8-K/A”) solely to recast reportable segment financial information and related disclosures included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on March 21, 2025 (the “2024 Form 10-K”), to reflect changes implemented during the first quarter of 2025, as described in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2025 (the “2025 Form 10-Q”). The information in this Exhibit is not an amendment to or restatement of the 2024 Form 10-K.

ITEM 1. BUSINESS

References herein to “Starwood Real Estate Income Trust,” “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc., a Maryland corporation, and its subsidiaries unless the context specifically requires otherwise.

General Description of Business and Operations

We were formed on June 22, 2017 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2019. We are organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, we also invest in real estate debt, which could include loans secured by real estate and real estate-related securities. We are the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). Starwood REIT Special Limited Partner, L.L.C. (the “Special Limited Partner”), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the “Sponsor”), owns a special limited partner interest in the Operating Partnership. Substantially all of our business is conducted through the Operating Partnership. We and the Operating Partnership are externally managed by the Advisor, an affiliate of the Sponsor.

Our board of directors has at all times had oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure with respect to the Operating Partnership. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the “Advisory Agreement”), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

As of December 31, 2024, we owned 461 consolidated real estate properties, 933 single-family rental units, two investments in unconsolidated real-estate ventures and one real estate debt investment. As of January 1, 2025, we operate in five reportable segments: Multifamily, Industrial, Office, Other and Investments in Real Estate Debt. Effective January 1, 2022, the Hospitality and Medical Office segments were combined within the Other segment and previous amounts have been recasted to conform with current period presentation. Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation.

On December 27, 2017, we commenced our initial public offering of up to $5.0 billion in shares of common stock. On June 2, 2021, our initial public offering terminated and we commenced a follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, our follow-on public offering terminated and we commenced our third public offering of up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. We intend to continue selling shares in our third public offering on a monthly basis.

As of March 21, 2025, we had received net proceeds of $14.1 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate, real estate debt and real estate-related securities.

In April 2024, we launched a program (the “DST Program”) to raise capital, through the Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by selling beneficial interests (the “DST Interests”) in specific Delaware statutory trusts (“DSTs”) holding real properties (the “DST Properties”). We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Internal Revenue Code (the “Code”). Affiliates of the Advisor will receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares under our share repurchase plan and for other corporate purposes. As of March 21, 2025, we have raised approximately $37.0 million in gross offering proceeds through the DST Program.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

•
provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield;
•
preserve and protect invested capital;
•
realize appreciation in NAV from proactive investment management and asset management; and
•
provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than public real estate companies.

We cannot assure you that we will achieve our investment objectives. See Item 1A. — “Risk Factors” section of this Annual Report on Form 10-K.

Review of our Policies

Our independent directors have reviewed our policies and determined that they are in the best interests of our stockholders. Set forth below is a discussion of the basis for such determination. In addition, our board of directors, including our independent directors, has examined the material terms, factors and circumstances surrounding any related party transactions or arrangements described herein. On the basis of such examination, our board of directors, including our independent directors, has determined that such transactions occurring in the year ended December 31, 2024 are fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Investment Strategy

Our investment strategy seeks to capitalize on Starwood Capital’s scale and the real-time information provided by its real estate holdings to identify and acquire our target investments at attractive pricing. We also seek to benefit from Starwood Capital’s reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships in the real estate industry. Starwood Capital is a private investment firm with a primary focus on global real estate. Since its inception in 1991, Starwood Capital has raised over $80 billion of capital and currently has approximately $115 billion of assets under management. Our objective is to bring Starwood Capital’s leading real estate investment platform to income-focused investors.

Our investment strategy is primarily to acquire stabilized, income-oriented commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, and subject to the investment limitations described herein, we may also invest in real estate debt, including loans secured by real estate and real estate-related debt securities, and real estate-related equity securities. Our investments in real estate-related debt and equity securities provide us with current income, a source of liquidity for our share repurchase plan, cash management and other purposes.

We believe that our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in a more active and flexible manner. We do not have a pre-determined operational period or the need to provide a “liquidity” event, potentially in an unfavorable market, at the end of that period.

Investments in Properties

To execute our investment strategy, we invest primarily in stabilized, income-oriented commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. These may include multifamily, industrial, and office assets, as well as other property types, including, without limitation, single-family rental, self-storage, retail, medical office, student housing, senior living, data centers, and manufactured housing properties. We may also acquire assets that require some amount of capital investment in order to be renovated or repositioned. We generally will limit investment in new developments on a standalone basis, but we may consider development that is ancillary to an overall investment.

We do not designate specific sector allocations for the portfolio; rather we invest in markets or asset classes where we see the best opportunities that support our investment objectives.

Investments in Real Estate Debt

While our portfolio is principally comprised of properties, to a lesser extent, we may also invest in real estate debt, including loans secured by real estate and real estate-related debt securities. An allocation of our overall portfolio to real estate debt may allow us to add sources of income and further diversify our portfolio.

Our investments in loans secured by real estate may include first mortgages, subordinated mortgages and mezzanine loans, participations in such loans and other debt secured by or relating to the types of commercial real estate that are the focus of our real estate strategy. The type of real estate debt investments we seek to acquire are obligations backed principally by real estate of the type that generally meets our criteria for direct investment. Mortgage loans are typically secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. Mezzanine loans may take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than mortgage lending because the investment may become unsecured because of foreclosure by the senior lender. We do not intend to make loans to other persons or to engage in the purchase and sale of any types of investments other than those related to real estate.

We may also invest in real estate-related debt securities to provide us with current income and an additional source of liquidity for cash management, satisfying any stock repurchases we chose to make in any particular month and for other purposes. Our real estate-related debt securities investments may focus on investments in commercial mortgage-backed securities (“CMBS”) and, to a lesser extent, agency and non-agency residential mortgage-backed securities (“RMBS”) and collateralized loan obligations (“CLOs”).

Investments in Real Estate-Related Equity Securities

We also may invest in real estate-related equity securities investments, with a focus on non-controlling equity positions of public real estate-related companies, including preferred equity. We believe that investments in real estate-related equity securities may also provide an additional source of liquidity for cash management, satisfying any stock repurchases we chose to make in any particular month and for other purposes.

We do not intend that our investments in real estate-related debt and equity securities will require us to register as an investment company under the Investment Company Act, and we intend to generally divest appropriate securities before any such registration would be required. We may also invest, without limitation, in securities that are unregistered (but are eligible for purchase and sale by certain qualified institutional buyers) or are held by control persons of the issuer and securities that are subject to contractual restrictions on their resale.

Borrowing Policies

We use financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a broader portfolio of investments. Subject to the limitation on indebtedness for money borrowed in our charter described below, our target leverage ratio is 50% to 65%. Our leverage ratio is measured by dividing (i) property-level and entity-level debt net of cash and loan-related restricted cash, by (ii) our gross real estate assets (measured using the greater of fair market value or cost) plus the equity in our real estate debt and real estate-related equity securities portfolios. For purposes of determining our gross real estate assets, we will include the asset values of the DST Properties due to the master lease structure, including the Operating Partnership’s fair market value option (the “FMV Option”). Our leverage ratio calculation does not include (i) indebtedness incurred in connection with funding a deposit in advance of the closing of an investment, (ii) indebtedness incurred as other working capital advances or (iii) the financing liability resulting from the sale of DST Properties included in our NAV calculation. Furthermore, the refinancing of any amount of existing indebtedness is not deemed to constitute incurrence of new indebtedness so long as no additional amount of net indebtedness is incurred in connection therewith (excluding the amount of transaction expenses associated with such refinancing).

Our real estate-related debt portfolio may have embedded leverage through the use of repurchase agreements. We may also have embedded leverage through the use of derivatives, including, but not limited to, total return swaps, securities lending arrangements and credit default swaps.

During times of increased investment and capital market activity, but subject to the limitation on indebtedness for money borrowed in our charter described below, we may employ greater leverage in order to quickly build a broader portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or our Operating Partnership. We may decide to seek to obtain additional lines of credit under which we would reserve borrowing capacity. Borrowings under our current lines of credit or any future lines of credit may be used not only to repurchase shares, but also to fund acquisitions or for any other corporate purpose.

Our actual leverage level is affected by a number of factors, some of which are outside our control. Significant inflows of proceeds from the sale of shares of our common stock generally cause our leverage as a percentage of our net assets, or our leverage ratio, to decrease, at least temporarily. Significant outflows of equity as a result of repurchases of shares of our common stock generally cause our leverage ratio to increase, at least temporarily. Our leverage ratio also increases or decreases with decreases or increases, respectively, in the value of our portfolio. If we borrow under a line of credit to fund repurchases of shares of our common stock or for other purposes, our leverage would increase and may exceed our target leverage. In such cases, our leverage may remain at the higher level until we receive additional net proceeds from our continuous offering or sell some of our assets to repay outstanding indebtedness.

Our board of directors reviews our aggregate borrowings at least quarterly. In connection with such review, our board of directors may determine to modify our target leverage ratio in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and investment opportunities or other factors. We may exceed our targeted leverage ratio at times if the Advisor deems it advisable for us. For example, if we fund a repurchase under a line of credit, we will consider actual borrowings when determining whether we are at our leverage target, but not unused borrowing capacity. If, therefore, we are at a leverage ratio in the range of 50% to 65% of our gross real estate assets and we borrow additional amounts under a line of credit, or if the value of our portfolio decreases, our leverage could exceed the range of 50% to 65%. In the event that our leverage ratio exceeds our target, regardless of the reason, we will thereafter endeavor to manage our leverage back down to our target.

There is no limit on the amount we may borrow with respect to any individual property or portfolio. However, under our charter we may not incur indebtedness for money borrowed in an amount exceeding 300% of the cost of our net assets, which approximates borrowing 75% of the cost of our investments. “Net assets” is defined as our total assets other than intangibles valued at cost (prior to deducting depreciation, reserves for bad debts and other non-cash reserves) less total liabilities. However, we may borrow in excess of this amount if such excess is approved by a majority of our independent directors, and disclosed to stockholders in our next quarterly report, along with justification for such excess.

Our charter prohibits us from obtaining loans from any of our directors, Starwood Capital or any of their affiliates, unless approved by a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction as fair, competitive and commercially reasonable and on terms and conditions not less favorable than comparable loans between unaffiliated parties under the same circumstances.

Our Taxation as a REIT

We believe we have operated in a manner that has allowed us to be taxed as a REIT under Sections 856 through 860 of the Code, for federal income tax purposes, beginning with our taxable year ended December 31, 2019 and intend to continue to operate in a manner that will allow us to continue to qualify as a REIT. As long as we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net taxable income (determined without regard to our net capital gain and dividends paid deduction) that we timely distribute to our stockholders. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes, taxes imposed by foreign jurisdictions attributed to certain non-U.S. investments, taxes on our income and property, and federal income and excise taxes in certain circumstances, including on our undistributed taxable income.

We have formed certain subsidiaries to function as taxable REIT subsidiaries (“TRSs”). In general, a TRS may perform additional services for our tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. The TRSs are subject to taxation at the federal, state, local and foreign levels, as applicable. We will account for applicable income taxes by utilizing the asset and liability method. As such, we will record deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if we believe it is more likely than not that some or all of the deferred tax asset may not be realized.

Governmental Regulations

As an owner of real estate, our operations are subject, in certain instances, to supervision and regulation by U.S. and other governmental authorities, and may be subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, which, include among other things: (i) federal and state securities laws and regulations; (ii) federal, state and local tax laws and regulations; (iii) state and local laws relating to real property; (iv) federal, state and local environmental laws, ordinances, and regulations; and (v) various laws relating to housing, including permanent and temporary rent control and stabilization laws, the Americans with Disabilities Act of 1990 and the Fair Housing Amendment Act of 1988, among others.

Compliance with the federal, state and local laws described above has not had a material, adverse effect on our business, assets, results of operations, financial condition and ability to pay distributions, and we do not believe that our existing portfolio will require us to incur material expenditures to comply with these laws and regulations.

Competition

We face competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. In addition to third-party competitors, other programs sponsored by the Advisor and its affiliates, particularly those with investment strategies that overlap with ours, may seek investment opportunities under Starwood Capital’s prevailing policies and procedures. Many of these entities may have greater access to capital to acquire properties than we have.

In the face of this competition, we have access to our Advisor’s and Sponsor’s professionals and their industry expertise and relationships, which we believe provide us with a competitive advantage and help us source, evaluate and compete for potential investments. We believe these relationships will enable us to compete more effectively for attractive investment opportunities. However, we may not be able to achieve our business goals or expectations due to the competitive risks that we face. For additional information concerning these competitive risks, see Item 1A. “Risk Factors—General Risks Related to Investments in Real Estate.”

Human Capital

We have no employees. Our operations are conducted by the Advisor. Our executive officers serve as officers of the Advisor, and are employed by an affiliate of the Advisor. See Item 13. “Certain Relationships and Related Transactions, and Director Independence—Our Relationship with Our Advisor and Starwood Capital.”

Conflicts of Interest

We are subject to conflicts of interest arising out of our relationship with Starwood Capital, including the Advisor and its affiliates. See Item 1A “Risk Factors—Risks Related to Conflicts of Interest.”

Available Information

Stockholders may obtain copies of our filings with the U.S. Securities and Exchange Commission (the “SEC”), free of charge from the website maintained by the SEC at www.sec.gov or from our website at www.starwoodnav.reit.

We are providing the address to our website solely for the information of investors. The information on our website is not a part of, nor is it incorporated by reference into this report. From time to time, we may use our website as a distribution channel for information about our Company. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases and SEC filings.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References herein to “Starwood Real Estate Income Trust, Inc.,” “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under Item 1A. “Risk Factors” in this Annual Report on Form 10-K.

Overview

We were formed on June 22, 2017 as a Maryland corporation to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, we also invest in real estate debt, including loans secured by real estate and real estate-related securities. We are an externally advised, perpetual-life REIT. We own all or substantially all of our assets through the Operating Partnership, of which we are the sole general partner. We and the Operating Partnership are externally managed by the Advisor.

Our board of directors has at all times oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the “Advisory Agreement”), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

We have elected to be taxed as a REIT under the Code for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income (determined without regard to our net capital gain and dividends-paid deduction) to stockholders and maintain our qualification as a REIT.

Public Offerings

On December 27, 2017, we commenced our initial public offering of up to $5.0 billion in shares of our common stock. On June 2, 2021, our initial public offering terminated and we commenced our follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, the follow-on public offering terminated and we commenced our third public offering of up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in our primary offering and up to $2.0 billion in shares pursuant to our distribution reinvestment plan. We intend to continue selling shares in our third public offering on a monthly basis.

As of March 21, 2025, we had received net proceeds of $14.1 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate and real estate debt as further described below under “Portfolio”.

DST Program

In April 2024, we, through the Operating Partnership, commenced the DST Program to issue and sell up to a maximum aggregate offering amount of $1.0 billion of DST Interests in specific DSTs holding one or more DST Properties. These DST Interests will be issued and sold to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the “DST Offerings”).

Under the DST Program, each DST Property may be sourced from our real properties or from third parties, which will be held in a DST are leased-back to a wholly owned subsidiary of the Operating Partnership on a long-term basis through January 2, 2031, unless sooner terminated pursuant to master lease agreements. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a FMV Option, giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST from the investors in exchange for Operating Partnership units or cash, at the Operating Partnership’s discretion. Such FMV Option shall be exercisable any time after two years from the closing of the applicable DST Offering. The Operating Partnership, in its sole and absolute discretion, may assign its rights in the FMV Option to a subsidiary, an affiliate, a successor entity to the Operating Partnership or the acquiror of a majority of the Operating Partnership’s assets. After a one-year holding period, investors who acquire Operating Partnership units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their Operating Partnership units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. Affiliates of the Advisor are expected to receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares of all classes of our common stock under our share repurchase plan and for other corporate purposes.

As of December 31, 2024, we have raised approximately $25.8 million in gross offering proceeds through the DST Program.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

•
provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield;
•
preserve and protect invested capital;
•
realize appreciation in NAV from proactive investment management and asset management; and
•
provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than publicly traded real estate companies.

We cannot assure you that we will achieve our investment objectives. See Item 1A.“Risk Factors” section of this Annual Report on Form 10-K.

Recent Developments

2024 Performance

Through year-end 2024, our Class I shares delivered an inception-to-date annualized return of +6.8%. For the year ended December 31, 2024, performance for the Class I shares was +0.2%. For the fifth consecutive year, 100% of our distributions during the year ended December 31, 2024 were characterized as a Return of Capital (“ROC”) for federal income tax purposes. Our annualized distribution rate is 5.7% and equates to approximately 9.7% on a tax-equivalent basis for investors in the highest income tax bracket.

Performance for the year was impacted by interest rates, both positively and negatively. Short-term interest rates declined with the Federal Reserve’s three rate cuts beginning in September 2024. Lower rates, combined with a sense that the worst is behind us, led to lower credit spreads and overall borrowing costs. This helped to stabilize asset values. The offset to lower short-term rates was a negative impact to the mark-to-market value of our interest rate hedges, which are in-place to protect distributable cash flow. Excluding these hedges, our total net return for the year ended December 31, 2024, would have been +2.4%, underscoring the positive direction of real estate values.

Portfolio Update

While rent growth slowed throughout the year due to elevated supply deliveries, fundamentals in our portfolio remained solid. Revenue growth in our two largest reporting segments (rental housing and industrial) outperformed the top 50 markets average by nearly 3% on a combined basis. This outperformance was primarily driven by our unique affordable housing portfolio within rental residential (which benefits from inflation and wage indexed rents) and allocation to in-fill, last mile and infrastructure centric industrial investments (which experienced lower levels of new supply growth). Bigger picture, supply and demand fundamentals for rental housing continue to benefit from an estimated four to five million unit shortfall and industrial continues to benefit from the growth in e-commerce and the need to deliver products to consumers faster.

We believe our portfolio is strategically positioned, with 92% allocated to asset classes with strong long-term fundamentals, including rental housing, industrial, and a floating-rate real estate term loan. In addition, our assets are approximately 80% located in the sunbelt markets, which benefit from outsized long-term demand drivers including population growth, job growth, and superior affordability. Another 8% is invested internationally for diversification and high barriers to new supply.

Across our Consolidated Balance Sheet, we have emphasized downside protection with approximately 88% of our secured property debt currently being fixed-rate or hedged, and having three-and-a-half years of duration remaining. Due to an improving capital markets environment, we are looking to be opportunistic in extending loan maturities and, in several cases, reducing credit spreads. For example, we recently successfully refinanced the $1.2 billion loan on our Extended Stay portfolio with a spread that is 110 bps inside previous levels, generating meaningful interest savings and increasing cash-on-cash yields. At present, our portfolio has an average cost of debt of approximately 3.8% with limited near-term loan maturities. The major challenge for most investors in this environment has maturing debt or unhedged interest rates, and we are well positioned from this perspective.

Outlook

As we look to 2025 and beyond, we expect to see continued cash flow growth due to several factors. Supply and demand fundamentals should continue to improve as new supply starts have declined 60-70% in multifamily and industrial. The realization of lower deliveries should begin to take hold in late 2025 and into early 2026. In the meantime, demand for multifamily apartments remains robust with national absorption levels near 20-year highs. Affordability continues to play a key factor in driving demand. Our average multifamily rent is nearly half that of the median U.S. mortgage payment. Wage growth has also outpaced rent growth, which has improved the rent-to-income of our portfolio and now stands at a very healthy 21%, providing room for future rent increases. Since affordable housing rents are formulaic (tied to inflation and wage growth) and a portion of our historical allowable rent increases have been deferred into the future, we have good visibility into continued mid-single-digit rent growth in 2025. Similarly, within our industrial portfolio, our releasing spreads were a positive 50% throughout 2024 and rents remain approximately 20% below market, which should also allow for continued cash flow growth as leases roll over the next several years.

Liquidity

We continue to prioritize generating liquidity for stockholders submitting share repurchase requests, while also staying focused on protecting and maximizing value for our stockholders who remain fully invested. This requires picking the right spots to generate liquidity as the markets continue to improve.

Our current liquidity stands at approximately $0.6 billion, representing approximately 6.8% of NAV. Through the end of February 2025, we have successfully executed select asset sales totaling approximately $0.8 billion on a gross basis. From a timing standpoint, our decision to wait for the first Fed rate cuts proved to be the right one. The capital markets between September 2024 and November 2024 provided an optimal three-month window for asset sales, as short-term rates declined and investor demand was strong. Fortunately, nearly all of our asset sales were either closed or were under contract before interest rate volatility and before the uncertainty of the new administration’s fiscal and trade policy took shape. Once these asset sales are finalized, we expect total liquidity to increase to approximately $0.9 billion, or approximately 10% of our NAV. We will continue to evaluate additional select asset sales and other strategic initiatives to strengthen liquidity throughout the year.

Please refer to Item 1A. “Risk Factors” in this Annual Report on Form 10-K for additional disclosure relating to material trends or uncertainties that may impact our business.

2024 Highlights

Operating Results:

•
Declared monthly net distributions totaling $494.3 million for the year ended December 31, 2024. The details of the average annualized distribution rates and total returns are shown in the following table:

	Class T	Class S	Class D	Class I
	Shares	Shares	Shares	Shares
Average Annualized Distribution Rate	4.8%	4.8%	5.6%	5.7%
Year-to-Date Total Return, without upfront selling commissions and dealer manager fees	(0.6%)	(0.7%)	(0.1%)	0.2%
Annualized Inception-to-Date Total Return, without upfront selling commissions and dealer manager fees	6.1%	6.0%	6.4%	6.8%
Annualized Inception-to-Date Total Return, assuming full upfront selling commissions and dealer manager fees	5.5%	5.4%	6.1%	N/A

Disposition Activity:

•
Sold seven industrial properties, two hotel properties, one net-lease property, and 83 single-family rental units for total net proceeds of $204.9 million during the year ended December 31, 2024.

Financing Activity:

•
Received net borrowings of $454.5 million from our unsecured line of credit during the year ended December 31, 2024.
•
Entered into a senior secured revolving credit facility agreement with a total borrowing capacity of $150.0 million during the year ended December 31, 2024. The senior secured revolving credit facility agreement matures in January 2026, at which time we may request an additional one-year extension thereafter. Interest under the senior secured revolving credit facility is determined based on one-month U.S. dollar denominated Secured Overnight Financing Rate (“SOFR”) plus 2.5%. During the year ended December 31, 2024, no amounts were borrowed under this senior secured revolving credit facility.

Portfolio

Summary of Portfolio

The following chart outlines the percentage of our assets across investments in real estate and our investment in a real estate loan based on fair value as of December 31, 2024:

The following charts further describe the composition of our investments in real estate and our investment in a real estate loan based on fair value as of December 31, 2024:

(1)
Investments in real estate includes our direct property investments and our unconsolidated investments. Our investment in a real estate loan includes our term loan.
(2)
Includes our direct property investments, our unconsolidated investments and our investment in a term loan.
(3)
Geography weighting includes our term loan. Geography weighting is measured as the asset value of real estate properties, unconsolidated real estate ventures, and our investment in a real estate loan for each geographical category against the total value of all (i) real estate properties, (ii) unconsolidated real estate ventures, and (iii) our investment in a real estate loan.

Investments in Real Estate

The following table provides a summary of our portfolio as of December 31, 2024 ($ in thousands):

Segment	Number of Consolidated Properties	Sq. Feet (in millions) / Number of Units/Keys	Occupancy Rate (1)	Gross Asset Value (2)	Segment Revenue for the year ended December 31, 2024	Percentage of Segment Revenue
Multifamily	284	66,919 units	95%	$16,065,200	$1,233,802	73%
Industrial	124	17.18 sq. ft.	96%	2,833,370	183,907	11%
Office	20	3.90 sq. ft.	90%	1,530,364	166,798	10%
Other Properties(3) (4)	33	N/A (5)	N/A	1,121,867	103,278	6%
Total	461			$21,550,801	$1,687,785	100%

(1)
The occupancy rate for our multifamily investments is defined as the number of leased units divided by the total unit count as of December 31, 2024. The occupancy rate for our industrial and office investments is defined as all leased square footage divided by the total available square footage as of December 31, 2024.
(2)
Based on fair value as of December 31, 2024.
(3)
Includes a 100% interest in a subsidiary with 24 single-family rental units and a 95% interest in a consolidated joint venture with 909 single-family rental units.
(4)
Excludes our investments in unconsolidated real estate ventures.
(5)
Includes approximately 2.6 million sq. ft. across our self-storage, medical office and retail properties, 431 keys at our consolidated hospitality properties and 933 single-family rental units.

Average Effective Annual Base Rents

The following table provides a summary of the average effective annual base rents across our portfolio as of December 31, 2024:

Property Type	Average Effective Annual Base Rent per Leased Square Foot / Units
Multifamily(1)	$18,082
Industrial(2)	$7.42
Office(2)	$34.20

(1)
For multifamily properties, average effective annual base rent per leased unit represents the annualized base rent for the year ended December 31, 2024. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.
(2)
For industrial and office properties, average effective annual base rent represents the annualized base rent per leased square foot for the year ended December 31, 2024. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent, and above-market and below-market lease amortization.

The following table provides information regarding our portfolio of real estate properties as of December 31, 2024:

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest (1)	Sq. Feet (in millions) / Number of Units/Keys	Occupancy(2)
Multifamily:
Florida Multifamily Portfolio	4	Jacksonville/Naples, FL	January 2019	100%	1,150	100%
Phoenix Property	1	Mesa, AZ	January 2019	100%	256	96%
Columbus Multifamily	3	Columbus, OH	September/October 2019	96%	690	96%
Cascades Apartments(3)	1	Charlotte, NC	October 2019	79%	570	87%
Exchange on Erwin	1	Durham, NC	November 2019	100%	265	87%
Avida Apartments	1	Salt Lake City, UT	December 2019	100%	400	94%
Southeast Affordable Housing Portfolio	22	Various	Various 2020	100%	4,384	95%
Florida Affordable Housing Portfolio II	4	Jacksonville, FL	October 2020	100%	958	93%
Mid-Atlantic Affordable Housing Portfolio	28	Various	October 2020	100%	3,660	96%
Kalina Way(3)	1	Salt Lake City, UT	December 2020	79%	264	98%
Southeast Affordable Housing Portfolio II	9	DC, FL, GA, MD, SC, VA	May 2021	100%	1,642	98%
Azalea Multifamily Portfolio	17	TX, FL, NC, MD, TN, GA	June/July 2021	100%	5,620	95%
Keystone Castle Hills	1	Dallas, TX	July 2021	100%	690	96%
Greater Boston Affordable Portfolio	5	Boston, MA	August/September 2021	98%	842	97%
Columbus Preferred Portfolio	2	Columbus, OH	September 2021	96%	400	96%
The Palmer Dadeland	1	Dadeland, FL	September 2021	100%	844	95%
Seven Springs Apartments	1	Burlington, MA	September 2021	100%	331	95%
Maison’s Landing	1	Taylorsville, UT	September 2021	100%	492	95%
Sawyer Flats	1	Gaithersburg, MD	October 2021	100%	648	95%
Raleigh Multifamily Portfolio	6	Raleigh, NC	November 2021	95%	2,291	93%
SEG Multifamily Portfolio	62	Various	November 2021	100%	15,461	93%
South Florida Multifamily Portfolio	3	Various	November 2021	95%	1,150	95%
Florida Affordable Housing Portfolio III	16	Various	November 2021	100%	2,660	96%
Central Park Portfolio	9	Denver, CO	December 2021	100%	1,445	93%
National Affordable Housing Portfolio	17	Various	December 2021	100%	3,264	95%
Phoenix Affordable Housing Portfolio	7	Phoenix, AZ	April/May 2022	100%	1,462	96%
Mid-Atlantic Affordable Housing Portfolio II	8	DC, GA	April 2022	100%	1,449	96%
Texas and North Carolina Multifamily Portfolio	5	TX, NC	April/June 2022	95%	1,601	94%
Summit Multifamily Portfolio	34	Various	May/June 2022	100%	8,812	94%
Florida Affordable Housing Portfolio IV	9	Various, FL	June/July 2022	100%	2,054	98%
Blue Multifamily Portfolio	4	Various	August 2022	100%	1,164	95%
Total Multifamily	284				66,919
Industrial:
Airport Logistics Park	6	Nashville, TN	September 2020	100%	0.40	100%
Marshfield Industrial Portfolio	4	Baltimore, MD	October 2020	100%	1.33	100%
Denver/Boulder Industrial Portfolio	16	Denver, CO	April 2021	100%	1.68	92%
Reno Logistics Portfolio	18	Reno, NV	May 2021	100%	3.04	96%
Northern Italy Industrial Portfolio	4	Northern Italy	August 2021	100%	0.75	100%
Southwest Light Industrial Portfolio	15	AZ, NV	September 2021	100%	2.48	93%
Norway Logistics Portfolio	2	Oslo, Norway	February 2022	100%	0.37	100%
American Industrial Center	25	Orlando, FL	April 2022	100%	0.82	94%
Middlebrook Crossroads	18	Bridgewater, NJ	May 2022	95%	0.58	93%
Verona Oppeano	5	Verona, Italy	June 2022	100%	2.64	100%
Denmark Logistics Portfolio	10	Eastern Denmark	June 2022	100%	1.97	100%
Belgioioso Logistics	1	Greater Milan, Italy	August 2022	100%	1.12	100%
Total Industrial	124				17.18
Office:
Florida Office Portfolio	11	Jacksonville, FL	May 2019	97%	1.27	76%
Columbus Office Portfolio	1	Columbus, OH	October 2019	96%	0.32	100%
Nashville Office	1	Nashville, TN	February 2020	100%	0.36	100%
60 State Street	1	Boston, MA	March 2020	100%	0.91	95%
Stonebridge	3	Atlanta, GA	February 2021	100%	0.46	100%
M Campus	2	Paris, France	December 2021	100%	0.24	99%
Barcelona Mediacomplex	1	Barcelona, Spain	June 2022	100%	0.34	100%
Total Office	20				3.90

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest (1)	Sq. Feet (in millions) / Number of Units/Keys	Occupancy(2)
Other Properties:
U.S. Select Service Portfolio	3	CO, OH, AR	January 2019	100%	431	74%
Fort Lauderdale Hotel (5)	1	Fort Lauderdale, FL	March 2019	43%	236	64%
Exchange on Erwin - Commercial	2	Durham, NC	November 2019	100%	0.10	93%
Barlow	1	Chevy Chase, MD	March 2020	100%	0.29	80%
Marketplace at the Outlets	1	West Palm Beach, FL	December 2021	100%	0.30	100%
Single-Family Rental Joint Venture	N/A	Various	Various	95%	909	88%
Sun Belt Single-Family Rental Portfolio	N/A	Various	December 2021	100%	24	58%
Morningstar Self-Storage Joint Venture	26	Various	December 2021/March 2022	95%	1.90	84%
Extended Stay Portfolio (5)	196	Various	July 2022	45%	24,935	78%
Total Other Properties	230				N/A (4)

Total Investment Properties	658

(1)
Certain of the joint venture agreements entered into by us provide the other partner a profits interest based on certain internal rate of return hurdles being achieved. Such investments are consolidated by us and any profits interest due to the other partner will be reported within non-controlling interests in consolidated joint ventures on our Consolidated Balance Sheets. The table also includes two investments (197 total properties) owned by two unconsolidated real estate ventures.
(2)
The occupancy rate for our multifamily and certain other properties, including single-family rental investments, is defined as the number of leased units divided by the total unit count as of December 31, 2024. The occupancy rate for our industrial and office properties is defined as all leased square footage divided by the total available square footage as of December 31, 2024. The occupancy rate for our other investments, including self-storage investments, is defined as all leased square footage divided by the total available square footage as well as the trailing 12 month average occupancy for hospitality and extended stay investments for the period ended December 31, 2024.
(3)
Held through our DST Program as of December 31, 2024. These properties have been consolidated on our Consolidated Balance Sheets. Any profits interest due to the third-party investors in the DST Program are reported within non-controlling interests in consolidated joint ventures on our Consolidated Balance Sheets.
(4)
Includes 2.6 million sq. ft. across our self-storage, medical office and retail properties and 25,602 keys at our hospitality and extended stay properties.
(5)
Investment in unconsolidated real estate ventures.

Impairment of Investments in Real Estate

Management reviews its consolidated real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized, and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.

During the year ended December 31, 2024, we recognized an aggregate $150.4 million of impairment charges related predominantly to multifamily properties and, to a lesser extent, one hospitality property and one industrial property. During the year ended December 31, 2023, we recognized an aggregate of $188.8 million of impairment charges related predominantly to single-family rental properties and, to a lesser extent, two hospitality properties, in the Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2022, we did not recognize any impairment charges on investments in real estate. The estimated fair values of the impaired properties held as of December 31, 2024, were primarily based on recently completed sales transactions, letters of intent, or non-binding purchase and sales contracts. These inputs are considered Level 2 inputs for purposes of the fair value hierarchy. There are inherent uncertainties in making these estimates such as current and future macroeconomic conditions.

Impairment of Investments in Unconsolidated Real Estate Ventures

Management reviews our investments in unconsolidated joint ventures for impairment each quarter and will record impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions.

During the years ended December 31, 2024, 2023, and 2022, we did not recognize any impairments on our investments in unconsolidated real estate ventures.

Investments in Real Estate Debt

The following table details our investment in real estate debt as of December 31, 2024 ($ in thousands):

		December 31, 2024
Type of Loan	Number of Positions	Coupon (1)	Maturity Date	Cost Basis	Fair Value
Term loan	1	B + 4.75%	June 2027	$956,877	$852,461

(1)
The symbol “B” refers to the relevant benchmark rate, which is the three-month Bank Bill Swap Bid Rate (“BBSY”).

During June 2022, we provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of Australia’s largest hotel and casino company. The loan is in the amount of AUD 1,377 million and has an initial term of five years, with a two-year extension option. The loan is pre-payable at the option of the borrower at any time.

Lease Expirations

The following table details the expiring leases at our industrial, office and other properties by annualized base rent as of December 31, 2024 ($ in thousands). The table below excludes our multifamily and certain other properties, including single-family rental and self-storage properties, as substantially all leases at such properties expire within 12 months:

	Industrial		Office		Other Properties		Total
Year	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring
2025	$19,706	7%	$6,839	2%	$1,636	1%	$28,181	10%
2026	22,884	8%	13,125	4%	2,978	1%	38,987	13%
2027	27,197	9%	13,264	4%	1,841	1%	42,302	14%
2028	14,982	5%	11,619	4%	4,757	1%	31,358	10%
2029	14,452	5%	7,860	3%	3,143	1%	25,455	9%
2030	12,690	4%	18,129	6%	2,159	1%	32,978	11%
2031	5,562	2%	24,888	8%	1,957	1%	32,407	11%
2032	2,924	1%	9,115	3%	1,234	0%	13,273	4%
2033	6,819	2%	29,234	10%	2,104	1%	38,157	13%
2034	1,305	0%	6,017	2%	1,259	0%	8,581	2%
Thereafter	2,278	1%	3,062	1%	4,166	1%	9,506	3%
Total	$130,799	44%	$143,152	47%	$27,234	9%	$301,185	100%

(1)
Annualized base rent is determined from the annualized base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

Certain operating leases contain early termination options that require advance notification and may include payment of penalty, which, in most cases, is substantial enough to be deemed economically disadvantageous by a tenant to exercise. As of December 31, 2024, approximately 1% of our industrial portfolio square footage and approximately 21% of our office portfolio square footage is subject to early termination provisions. Approximately 4% of our office portfolio that is subject to these early termination provisions have early termination dates prior to January 1, 2028.

During the year ended December 31, 2024, two tenants exercised early lease termination provisions, impacting 56,747 square feet across our industrial and office properties, which represents 0.3% of our combined square footage owned across our industrial and office properties. During the year ended December 31, 2023, two tenants exercised early lease termination provisions, impacting 64,122 square feet across our industrial and office properties, which represents 0.3% of our combined square footage owned across our industrial and office properties.

Results of Operations

The following table sets forth information regarding our consolidated results of operations ($ in thousands):

	For the Year Ended December 31,		2024 vs. 2023
	2024	2023	$
Revenues
Rental revenue	$1,649,291	$1,695,917	$(46,626)
Other revenue	38,494	58,401	(19,907)
Total revenues	1,687,785	1,754,318	(66,533)
Expenses
Property operating	714,991	748,522	(33,531)
General and administrative	47,048	45,144	1,904
Management fees	105,356	153,411	(48,055)
Performance participation allocation	—	—	—
Impairment of investments in real estate	150,392	188,804	(38,412)
Depreciation and amortization	742,220	811,788	(69,568)
Total expenses	1,760,007	1,947,669	(187,662)
Other (expense) income
Loss from unconsolidated real estate ventures	(13,435)	(11,624)	(1,811)
Income from investments in real estate debt, net	95,755	123,138	(27,383)
Net gain on dispositions of real estate	87,108	289,818	(202,710)
Interest expense	(641,420)	(583,476)	(57,944)
Loss on extinguishment of debt	—	(93)	93
Other expense, net	(179,994)	(299,930)	119,936
Total other expense	(651,986)	(482,167)	(169,819)
Net loss	(724,208)	(675,518)	(48,690)
Net loss (income) attributable to non-controlling interests in consolidated joint ventures	3,228	(3,350)	6,578
Net loss attributable to non-controlling interests in Operating Partnership	36,097	29,165	6,932
Net loss attributable to stockholders	$(684,883)	$(649,703)	$(35,180)

Revenues

Rental revenue primarily consists of base rent arising from tenant leases at our multifamily, industrial, office, and other properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. During the years ended December 31, 2024 and 2023, rental revenue was $1.6 billion and $1.7 billion, respectively. The decrease in rental revenue was driven by a lower average investment in real estate balance as a result of asset dispositions, slightly offset by an increase in average rental rates for multifamily and industrial assets for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Other revenue primarily consists of revenue generated by our hospitality properties. Hospitality revenue consists primarily of room revenue. During the years ended December 31, 2024 and 2023, other revenue was $38.5 million and $58.4 million, respectively, resulting in a year over year decrease of $19.9 million as a result of dispositions of hospitality properties.

Expenses

Property operating expenses consist of the costs of ownership and operation of our real estate investments. Examples of property operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses. Property operating expenses also include general and administrative expenses unrelated to the operations of the properties. During the years ended December 31, 2024 and 2023, property operating expenses were $715.0 million and $748.5 million, respectively. The decrease was driven primarily by a lower average investment in real estate balance as a result of asset dispositions, offset by an increase in insurance and real estate tax expenses.

General and administrative expenses are corporate-level expenses that relate mainly to our compliance and administration costs and consist primarily of legal fees, accounting fees, transfer agent fees and other professional fees. During the year ended December 31,

2024, general and administrative expenses increased approximately $1.9 million compared to the year ended December 31, 2023 and was primarily driven by an increase in professional fees.

Management fees are earned by our Advisor for providing services pursuant to the Advisory Agreement. During the years ended December 31, 2024 and 2023, management fees were $105.4 million and $153.4 million, respectively. The decrease was primarily due to the reduction in our average NAV from December 31, 2023 to December 31, 2024. The decrease was also driven by the 20% waiver of the Advisor’s management fee effective in May 2024, thereby reducing fees from 1.25% of NAV to 1% of NAV, until our share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV and quarterly repurchase limit of 5% of NAV.

Performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership. Total return is defined as distributions paid or accrued plus the change in NAV. The performance participation allocation is measured annually and any amount earned by the Special Limited Partner becomes payable as of December 31 of the applicable year. During the years ended December 31, 2024 and 2023, there was no performance participation allocation as the return hurdle was not achieved.

During the year ended December 31, 2024, the Company recognized an aggregate of $150.4 million of impairment charges related predominantly to multifamily properties and, to a lesser extent, one hospitality and one industrial property. During the year ended December 31, 2023, the Company recognized an aggregate of $188.8 million of impairment charges related primarily to single-family rental properties.

Depreciation and amortization expenses are impacted by the values assigned to buildings, personal property and in-place lease assets as part of the initial purchase price allocation. During the years ended December 31, 2024 and 2023, depreciation and amortization expenses were $742.2 million and $811.8 million, respectively. The decrease was driven by a lower average investment in real estate balance as a result of asset dispositions during the year ended December 31, 2024 and throughout the year ended December 31, 2023.

Other Expense

During the years ended December 31, 2024 and 2023, income from investments in real estate debt was $95.8 million and $123.1 million, respectively, which consisted of interest income, unrealized gains/(losses) and realized gains/(losses) resulting from changes in the fair value of our real estate debt investments and related hedges. The decrease was primarily driven by the disposition of our investments in real estate debt securities and the disposition of our GBP-denominated term loan investment.

During the year ended December 31, 2024, we recorded $87.1 million of net gains from the disposition of seven industrial properties, two hotel properties, one net lease property, and 83 single-family rental units. During the year ended December 31, 2023, we recorded $289.8 million of net gains from the disposition of 10 multifamily properties, 33 industrial properties, three hotel properties, 2,199 single-family rental units, and one net-lease property.

During the years ended December 31, 2024 and 2023, interest expense was $641.4 million and $583.5 million, respectively, which primarily consisted of interest expense incurred on our mortgage notes, credit facilities, unsecured revolving credit facility and borrowings under our secured financings on investments in real estate debt. The increase was primarily driven by an increase in borrowings on our unsecured line of credit.

During the years ended December 31, 2024 and 2023, other expense was ($180.0) million and ($299.9) million, respectively. These results were primarily driven by unrealized losses of ($221.7) million during the year ended December 31, 2024, compared to unrealized losses of ($332.2) million during the year ended December 31, 2023, relating to the change in the fair value of our interest rate caps and interest rate swaps. The interest rate caps and swaps are used primarily to limit our interest rate payments on certain of our variable rate borrowings.

Refer to Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2023 for discussion of our consolidated results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, which specific discussion is incorporated herein by reference.

Liquidity and Capital Resources

Our primary sources of liquidity include cash and cash equivalents and available borrowings under our unsecured line of credit and senior secured revolving credit facility. The following table summarizes amounts available under these sources as of December 31, 2024 ($ in thousands):

December 31, 2024
Cash and cash equivalents	$281,512
Available borrowings on undrawn unsecured line of credit	188,000
Available borrowings on undrawn senior secured revolving credit facility	150,000
Total available liquidity and capital resources	$619,512

Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating expenses and capital expenditures and to pay debt service on the outstanding indebtedness we incur. Our operating expenses include, among other things, fees and expenses related to managing our properties and other investments, the management fee we pay to the Advisor (to the extent the Advisor elects to receive the management fee in cash), the performance participation allocation that the Operating Partnership will pay to the Special Limited Partner (to the extent that the Special Limited Partner elects to receive the performance participation allocation in cash) and general corporate expenses.

Our cash needs for acquisitions and other investments will be funded primarily from the sale of shares of our common stock and through the assumption or incurrence of debt. For the year ended December 31, 2024, we raised $0.2 billion of gross proceeds in our public offering. In addition, for the year ended December 31, 2024, we have repurchased $1.1 billion in shares of our common stock under our share repurchase plan.

Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets and investments in real estate-related debt securities. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. From inception through December 31, 2024, our distributions have been entirely funded from cash flow from operating activities.

The following table is a summary of our indebtedness as of December 31, 2024 and 2023 ($ in thousands):

				Principal Balance Outstanding(3)(4)
Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Maturity Date(2)	Maximum Facility Size	December 31, 2024	December 31, 2023
Fixed rate loans
Fixed rate mortgages	3.09%	April 2031	N/A	$2,978,914	$3,049,322
Total fixed rate loans				2,978,914	3,049,322
Variable rate loans
Floating rate mortgages	B + 1.83%	September 2027	N/A	9,658,934	9,893,894
Variable rate secured credit facility(5)	B + 2.25%	December 2025	$164,152	164,152	165,000
Senior secured revolving credit facility(6)	B + 2.50%	January 2027	$150,000	—	—
Total variable rate loans				9,823,086	10,058,894
Total loans secured by the Company’s properties				12,802,000	13,108,216

Secured financings on investments in real estate debt	B + 2.82%	June 2027	$468,082	468,082	763,579
Unsecured line of credit(7)	B + 2.50%	May 2027	$1,550,000	1,362,000	907,500
Total Indebtedness				$14,632,082	$14,779,295

(1)
The symbol “B” refers to the relevant floating benchmark rates, which includes one-month SOFR, NYFED 30 day SOFR, three-month EURIBOR and three-month CIBOR, as applicable to each loan.
(2)
For loans where we, at our own discretion, have extension options, the maximum maturity date has been assumed.
(3)
The majority of our mortgages contain prepayment provisions including (but not limited to) lockout periods, yield or spread maintenance provisions and fixed penalties.
(4)
Excludes a $12.6 million mortgage loan on a property classified as held-for-sale as of December 31, 2024. As of December 31, 2023, there were no properties, and their related mortgage loans, that met the criteria to be classified as held-for-sale.
(5)
The repayment of the variable rate secured credit facility is guaranteed by the Operating Partnership.
(6)
The repayment of the senior secured revolving credit facility is secured by pledges of ownership interests in holding companies that are directly under the Operating Partnership.
(7)
The repayment of the line of credit facility is guaranteed by us.

During the period from January 1, 2025 through March 21, 2025, we repurchased $0.1 billion of common stock under our share repurchase plan.

In January 2025, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for January 2025 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s January repurchase request was satisfied.

In February 2025, we received repurchase requests in excess of the 0.33% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for February 2025 on a pro rata basis up to the 0.33% monthly limitation. As such, approximately 4% of each stockholder’s February repurchase request was satisfied.

During the period from January 1, 2025 through March 21, 2025, we repaid $0.3 billion of net borrowings on our unsecured line of credit.

Asset Dispositions

During the period from January 1, 2025 through March 21, 2025, we received $0.2 billion of net proceeds from sales of investments in real estate.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2022
Cash flows provided by operating activities	$429,191	$556,567	$594,911
Cash flows provided by (used in) investing activities	914,537	2,231,720	(6,486,694)
Cash flows (used in) provided by financing activities	(1,365,034)	(3,193,911)	5,911,019
Effect of exchange rate changes	3,605	(10,350)	(3,182)
Net (decrease) increase in cash and cash equivalents and restricted cash	$(17,701)	$(415,974)	$16,054

Cash flows provided by operating activities decreased $127.4 million during the year ended December 31, 2024 compared to the year ended December 31, 2023. This decrease is primarily attributable to an increase in net interest expense during the period and a reduction in property operating income as a result of asset sales during the year ended December 31, 2023. Cash flows provided by operating activities decreased $38.3 million during the year ended December 31, 2023 compared to the year ended December 31, 2022, primarily due to an increase in interest expense on our borrowings, offset by an increase in net operating income (defined as rental revenue less property operating expenses) on our investments in real estate.

Cash flows provided by investing activities decreased by approximately $1.3 billion during the year December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to a reduction of approximately $1.7 billion in proceeds from dispositions of real estate, offset by an increase of approximately $0.5 billion in proceeds from the dispositions of real estate debt investments and real estate debt securities. Cash flows provided by investing activities increased $8.7 billion during the year ended December 31, 2023 primarily due to a $5.1 billion decrease in real estate acquisitions, $2.2 billion in dispositions of real estate investments, a decrease in term loan originations of $1.1 billion, a $0.5 billion decrease in investment in unconsolidated real estate ventures compared to the year ended December 31, 2022.

Cash flows used in financing activities decreased by approximately $1.8 billion during the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily driven by an approximate $1.5 billion decrease in repurchases of our common stock, an approximate $0.7 billion decrease in net borrowings on our mortgage notes, credit facilities and unsecured line of credit, and was offset by approximately $0.2 billion in repayments under secured financings on investments in real estate debt and an approximate $0.2 billion decrease in net proceeds from the issuance of our common stock. Cash flows from financing activities decreased by approximately $9.1 billion during the year ended December 31, 2023. The decrease was primarily due to a $4.5 billion decrease in net proceeds from the issuance of our common stock, a $1.3 billion increase in repurchases of common stock, and a decrease of $2.8 billion of net debt borrowings.

Critical Accounting Policies

The preparation of the financial statements in accordance with GAAP involves significant judgments and assumptions and requires estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. We consider our accounting policies over investments in real estate and lease intangibles, investments in real estate debt, and revenue recognition to be our critical accounting policies. Refer to Note 2 — “Summary of Significant Accounting Policies” to our consolidated financial statements for further descriptions of such accounting policies.

Recent Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies” to our consolidated financial statements for a discussion concerning recent accounting pronouncements.

Off-Balance Sheet Arrangements

We have no existing off-balance sheet arrangements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

For the financial statements required by this item and the reports of the independent accountants thereon required by Item 14(a)(2), see the accompanying Consolidated Financial Statements beginning on page 22.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Starwood Real Estate Income Trust, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Starwood Real Estate Income Trust, Inc. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of Investments in Real Estate — Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company’s management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements. Since cash flows on real estate properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, the Company’s strategy of holding real estate properties over the long term decreases the likelihood of recording an impairment loss. The Company uses significant judgment in assessing events or circumstances which may indicate impairment, including but not limited to management’s intended holding periods. If the Company’s strategy changes or market conditions otherwise dictate an earlier sale date, such changes may have a significant impact on the estimates of recoverability and an impairment loss may be recognized.

We identified the estimated holding periods used in determining the recoverability of certain real estate properties as a critical audit matter because of the subjective judgment made by management to determine the holding periods for real estate properties as part of their impairment analysis. This required a higher degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s assumption, given the inherent unpredictability involved in the timing of sales of real estate properties.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the assessment of the Company’s intended holding periods included the following, among others:

•
We held discussions with the Company’s management and evaluated the reasonableness of management’s assertions regarding the intended holding periods of its real estate properties, more specifically by performing the following:
o
Engaged in discussions with senior management, including legal and compliance and asset management, and inspected Management Investment Committee and Board of Director meeting minutes regarding the assumption utilized in determining the intended holding periods.
o
Evaluated audit evidence (e.g., hindsight analyses and disposition forecast) to determine whether it supported or contradicted the conclusions reached by management.

/s/ Deloitte & Touche LLP

New York, New York
March 21, 2025 (June 13, 2025, as to the effects of the change in reportable segments described in Note 15)

We have served as the Company’s auditor since 2017.

Starwood Real Estate Income Trust, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets
Investments in real estate, net	$17,830,254	$19,580,358
Investments in real estate debt	852,461	1,589,350
Investments in unconsolidated real estate ventures	420,861	456,002
Cash and cash equivalents	281,512	294,984
Restricted cash	241,422	245,651
Other assets	1,365,479	947,629
Total assets	$20,991,989	$23,113,974
Liabilities and Equity
Mortgage notes and secured credit facilities, net	$12,744,587	$13,028,910
Secured financings on investments in real estate debt, net	467,988	762,352
Unsecured line of credit	1,362,000	907,500
Other liabilities	447,095	484,358
Subscriptions received in advance	1,113	13,225
Due to affiliates	275,601	320,957
Total liabilities	15,298,384	15,517,302

Commitments and contingencies	—	—
Redeemable non-controlling interests	434,878	459,862

Equity
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Common stock — Class T shares, $0.01 par value per share, 500,000,000 shares authorized; 5,055,645 and 5,282,025 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	51	53
Common stock — Class S shares, $0.01 par value per share, 1,000,000,000 shares authorized; 181,391,241 and 195,023,616 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1,814	1,950
Common stock — Class D shares, $0.01 par value per share, 500,000,000 shares authorized; 25,928,114 and 27,512,551 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	259	275
Common stock — Class I shares, $0.01 par value per share, 1,000,000,000 shares authorized; 189,397,713 and 202,990,052 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	1,894	2,030
Additional paid-in capital	8,932,123	9,641,219
Accumulated other comprehensive loss	(50,756)	(15,729)
Accumulated deficit and cumulative distributions	(3,691,379)	(2,537,302)
Total stockholders’ equity	5,194,006	7,092,496
Non-controlling interests in consolidated joint ventures	64,721	44,314
Total equity	5,258,727	7,136,810
Total liabilities and equity	$20,991,989	$23,113,974

See accompanying notes to consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share data)

	For the Year Ended December 31,
	2024	2023	2022
Revenues
Rental revenue	$1,649,291	$1,695,917	$1,520,655
Other revenue	38,494	58,401	58,693
Total revenues	1,687,785	1,754,318	1,579,348
Expenses
Property operating	714,991	748,522	650,594
General and administrative	47,048	45,144	44,708
Management fees	105,356	153,411	167,100
Performance participation allocation	—	—	102,348
Impairment of investments in real estate	150,392	188,804	—
Depreciation and amortization	742,220	811,788	848,943
Total expenses	1,760,007	1,947,669	1,813,693
Other (expense) income
(Loss) income from unconsolidated real estate ventures	(13,435)	(11,624)	12,189
Income from investments in real estate debt, net	95,755	123,138	99,787
Net gain on dispositions of real estate	87,108	289,818	—
Interest expense	(641,420)	(583,476)	(428,853)
Loss on extinguishment of debt	—	(93)	(313)
Other (expense) income, net	(179,994)	(299,930)	485,608
Total other (expense) income	(651,986)	(482,167)	168,418
Net loss	$(724,208)	$(675,518)	$(65,927)
Net loss (income) attributable to non-controlling interests in consolidated joint ventures	$3,228	$(3,350)	$(1,927)
Net loss attributable to non-controlling interests in Operating Partnership	36,097	29,165	2,146
Net loss attributable to stockholders	$(684,883)	$(649,703)	$(65,708)
Net loss per share of common stock, basic and diluted	$(1.68)	$(1.39)	$(0.14)
Weighted-average shares of common stock outstanding, basic and diluted	408,242,726	467,332,784	469,864,983

Comprehensive loss:
Net loss	$(724,208)	$(675,518)	$(65,927)
Other comprehensive (loss) income item:
Foreign currency translation adjustments	(35,027)	8,578	(23,777)
Other comprehensive (loss) income	$(35,027)	$8,578	$(23,777)
Comprehensive loss	$(759,235)	$(666,940)	$(89,704)

See accompanying notes to consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Consolidated Statements of Changes in Equity

(in thousands)

	Par Value
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit and Cumulative Distributions	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2021	$46	$1,544	$221	$1,636	$7,388,885	$(530)	$(757,575)	$6,634,227	$39,491	$6,673,718
Common stock issued, net	11	809	105	1,093	5,419,639	—	—	5,421,657	—	5,421,657
Offering costs, net	—	—	—	—	(195,642)	—	—	(195,642)	—	(195,642)
Distribution reinvestments	1	37	7	37	221,011	—	—	221,093	—	221,093
Amortization of restricted stock grants	—	—	—	—	894	—	—	894	—	894
Common stock repurchased	(1)	(144)	(23)	(321)	(1,346,819)	—	—	(1,347,308)	—	(1,347,308)
Net loss ($2,146 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(65,708)	(65,708)	1,927	(63,781)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	14,899	14,899
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(2,291)	(2,291)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(531,973)	(531,973)	—	(531,973)
Other comprehensive loss	—	—	—	—	—	(23,777)	—	(23,777)	—	(23,777)
Allocation to redeemable non-controlling interest	—	—	—	—	(21,698)	—	—	(21,698)	—	(21,698)
Balance at December 31, 2022	$57	$2,246	$310	$2,445	$11,466,270	$(24,307)	$(1,355,256)	$10,091,765	$54,026	$10,145,791
Common stock issued (transferred)	$(1)	$49	$(2)	$148	$502,396	$—	$—	$502,590	$—	$502,590
Offering costs, net	—	—	—	—	59,039	—	—	59,039	—	59,039
Distribution reinvestments	1	37	3	38	207,306	—	—	207,385	—	207,385
Amortization of restricted stock grants	—	—	—	—	840	—	—	840	—	840
Common stock repurchased	(4)	(382)	(36)	(601)	(2,609,472)	—	—	(2,610,495)	—	(2,610,495)
Net loss ($29,165 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(649,703)	(649,703)	3,350	(646,353)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	510	510
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(13,572)	(13,572)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(532,343)	(532,343)	—	(532,343)
Other comprehensive income	—	—	—	—	—	8,578	—	8,578	—	8,578
Allocation to redeemable non-controlling interest	—	—	—	—	14,840	—	—	14,840	—	14,840
Balance at December 31, 2023	$53	$1,950	$275	$2,030	$9,641,219	$(15,729)	$(2,537,302)	$7,092,496	$44,314	$7,136,810
Common stock issued (transferred)	$(2)	$2	$3	$95	$222,752	$—	$—	$222,850	$—	$222,850
Offering costs, net	—	—	—	—	(1,156)	—	—	(1,156)	(622)	(1,778)
Distribution reinvestments	1	37	5	32	171,003	—	—	171,078	—	171,078
Amortization of restricted stock grants	—	—	—	—	840	—	—	840	—	840
Common stock repurchased	(1)	(175)	(24)	(263)	(1,065,378)	—	—	(1,065,841)	—	(1,065,841)
Net loss ($36,097 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(684,883)	(684,883)	(3,228)	(688,111)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	26,567	26,567
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(2,310)	(2,310)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(469,194)	(469,194)	—	(469,194)
Other comprehensive loss	—	—	—	—	—	(35,027)	—	(35,027)	—	(35,027)
Allocation to redeemable non-controlling interest	—	—	—	—	(37,157)	—	—	(37,157)	—	(37,157)
Balance at December 31, 2024	$51	$1,814	$259	$1,894	$8,932,123	$(50,756)	$(3,691,379)	$5,194,006	$64,721	$5,258,727

See accompanying notes to consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	For the Year Ended December 31,
	2024	2023	2022
Cash flows from operating activities
Net loss	$(724,208)	$(675,518)	$(65,927)
Adjustments to reconcile net loss to net cash provided by operating activities
Management fees	105,356	153,411	167,100
Performance participation allocation	—	—	102,348
Impairment of investments in real estate	150,392	188,804	—
Depreciation and amortization	742,220	811,788	848,943
Amortization of deferred financing costs	22,252	35,111	37,573
Straight-line rent amortization	(10,213)	(13,181)	(12,098)
Deferred income amortization	(22,572)	(19,796)	(13,295)
Unrealized loss (gain) on changes in fair value of financial instruments	153,827	349,941	(505,658)
Foreign currency (gain) loss	41,062	(14,786)	49,536
Loss on extinguishment of debt	—	93	313
Amortization of restricted stock grants	840	840	894
Net gain on dispositions of investments in real estate	(87,108)	(289,818)	—
Realized loss on sale of investments in real estate debt	7,563	4,445	13,162
Realized loss on sale of real estate-related equity securities	—	49,181	22,021
Loss from unconsolidated real estate ventures	13,435	11,624	(12,189)
Distributions of earnings from unconsolidated real estate ventures	21,819	14,132	11,161
Other items	(26,947)	(71,584)	4,136
Change in assets and liabilities
Decrease (increase) in other assets	26,022	8,707	(105,356)
(Increase) decrease in due to affiliates	(1,994)	3,340	715
Increase in other liabilities	17,445	9,833	51,532
Net cash provided by operating activities	429,191	556,567	594,911
Cash flows from investing activities
Acquisitions of real estate	—	—	(5,126,079)
Proceeds from dispositions of real estate	443,158	2,179,605	—
Capital improvements to real estate	(185,536)	(180,182)	(143,326)
Contributions to investments in unconsolidated real estate ventures	(113)	(126)	(470,181)
Origination and purchase of investments in real estate debt	—	—	(1,091,605)
Purchase of real estate-related debt and equity securities	—	—	(85,653)
Proceeds from paydown of principal and settlement of investments in real estate debt and equity securities	641,299	180,195	372,974
Purchase of derivative instruments	(19,392)	(18,628)	—
Proceeds from derivative contracts	35,121	70,856	57,176
Net cash provided by (used in) investing activities	914,537	2,231,720	(6,486,694)
Cash flows from financing activities
Proceeds from issuance of common stock, net	100,127	305,275	4,762,264
Offering costs paid	(42,143)	(54,404)	(75,639)
Subscriptions received in advance	1,113	13,225	40,221
Repurchases of common stock	(1,065,841)	(2,611,115)	(1,347,308)
Borrowings from mortgage notes, secured credit facilities and unsecured line of credit	1,257,514	2,371,482	4,017,869
Repayments of mortgage notes, secured credit facilities and unsecured line of credit	(1,053,477)	(2,841,975)	(1,638,583)
Repayments under secured financings on investments in real estate debt, short term, net	—	(5,469)	—
Borrowings under secured financings on investments in real estate debt	—	—	644,128
Repayments under secured financings on investments in real estate debt	(243,384)	—	(128,380)
Payment of deferred financing costs	(17,752)	(1,688)	(64,252)
Contributions from non-controlling interests	26,567	510	14,899
Distributions to non-controlling interests	(2,310)	(13,572)	(2,291)
Distributions	(325,448)	(356,180)	(311,909)
Net cash (used in) provided by financing activities	(1,365,034)	(3,193,911)	5,911,019
Effect of exchange rate changes	3,605	(10,350)	(3,182)
Net change in cash and cash equivalents and restricted cash	(17,701)	(415,974)	16,054
Cash and cash equivalents and restricted cash, beginning of the year	540,635	956,609	940,555
Cash and cash equivalents and restricted cash, end of the year	$522,934	$540,635	$956,609
Reconciliation of cash and cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$281,512	$294,984	$643,516
Restricted cash	241,422	245,651	313,093
Total cash and cash equivalents and restricted cash	$522,934	$540,635	$956,609
Supplemental disclosure of cash flow information:
Cash paid for interest	$965,385	$913,268	$442,971
Non-cash investing and financing activities:
Accrued stockholder servicing fees due to affiliate	$(114)	$(62,323)	$171,464
Assumption of mortgage notes in conjunction with acquisitions of real estate	$—	$—	$267,030
Issuance of Operating Partnership units as consideration for acquisitions of real estate	$—	$—	$190,459
Issuance of Class I shares for payment of management fee	$108,503	$157,094	$162,190
Exchange of redeemable non-controlling interest for Class I shares	$1,144	$—	$—
Redeemable non-controlling interest issued as settlement for performance participation allocation	$—	$102,348	$204,225
Accrued distributions	$40,612	$43,044	$49,306
Distribution reinvestment	$171,078	$207,385	$221,093
Allocation to redeemable non-controlling interests	$37,157	$14,840	$21,698
Accrued capital expenditures	$1,616	$6,045	$14,802

See accompanying notes to consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Notes to Consolidated Financial Statements

1.
Organization and Business Purpose

Starwood Real Estate Income Trust, Inc. (the “Company”) was formed on June 22, 2017 as a Maryland corporation and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company is organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. The Company’s portfolio is principally comprised of properties located in the United States. The Company has diversified its portfolio on a global basis through the acquisition of properties outside of the United States, with a focus on Europe. To a lesser extent, the Company has invested in debt secured by commercial real estate and real estate-related securities. The Company is the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). Starwood REIT Special Limited Partner, L.L.C. (the “Special Limited Partner”), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the “Sponsor” and together with any entity that is controlled by, controls or is under common control with the Sponsor, and any of their respective predecessor entities, “Starwood Capital”), owns a special limited partner interest in the Operating Partnership. Substantially all of the Company’s business is conducted through the Operating Partnership. The Company and the Operating Partnership are externally managed by Starwood REIT Advisors, L.L.C. (the “Advisor”), an affiliate of the Sponsor.

On December 27, 2017, the Company commenced its initial public offering of up to $5.0 billion in shares of common stock. On June 2, 2021, the initial public offering terminated and the Company commenced a follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, the follow-on public offering terminated and the Company commenced its third public offering of up to $18.0 billion in shares of common stock, consisting of up to $16.0 billion in shares in its primary offering and up to $2.0 billion in shares pursuant to its distribution reinvestment plan. As of December 31, 2024, the Company had received aggregate net proceeds of $14.1 billion from the sale of shares of its common stock through its public offerings.

In April 2024, the Company launched a program (the “DST Program”) to raise capital, through its Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by selling beneficial interests in specific Delaware statutory trusts (“DSTs”) holding real properties (the “DST Properties”). As of December 31, 2024, the Company has raised approximately $25.8 million in gross offering proceeds through the DST Program.

As of December 31, 2024, the Company owned 461 consolidated real estate properties, 933 single-family rental units, two investments in unconsolidated real estate ventures and one real estate debt investment. As of January 1, 2025, the Company operates in five reportable segments: Multifamily, Industrial, Office, Other, and Investments in Real Estate Debt. As of January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation. Financial results by segment are reported in Note 15.

2.
Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements include the accounts of the Company, the Company’s subsidiaries and joint ventures in which the Company has a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of the assets, liabilities and operations of the joint ventures is included in non-controlling interests as equity of the Company. The non-controlling partner’s interest is generally computed as the joint venture partner’s ownership percentage. Certain of the joint ventures formed by the Company provide the other partner a profits interest based on certain return hurdles being achieved. Any profits interest due to the other partner is reported within non-controlling interests.

In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, the Company considers whether the entity is a variable interest entity (“VIE”) and whether it is the primary beneficiary. The Company is the primary beneficiary of a VIE when it has (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. The Operating Partnership is considered to be a VIE. The Company consolidates the Operating Partnership because it has the ability to direct the most significant activities of the entity such as purchases, dispositions, financings, budgets, and overall operating plans. The Company meets the VIE disclosure exemption criteria, as the Company’s interest in the Operating Partnership is considered a majority voting interest. Where the Company does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company’s interest for those partially owned entities are accounted for using the equity method of accounting.

The Company has a DST Program to raise capital through private placement offerings by selling beneficial interests (the “DST Interests”) in specific DSTs holding real properties. Under the DST Program, each private placement offers interest in one or more DST Properties. DST Properties may be sourced from properties currently owned by the Operating Partnership or newly acquired properties. The underlying interest of real properties sold to investors pursuant to such private placements are leased-back to a wholly owned subsidiary of the Operating Partnership on a long-term basis through January 2, 2031, unless sooner terminated pursuant to master lease agreements. These master lease agreements are fully guaranteed by the Operating Partnership in the form of demand notes capitalizing the lessee. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the DSTs from the investors at a later time in exchange for Operating Partnership units.

Under the master lease agreements, a wholly owned indirect subsidiary of the Operating Partnership is responsible for subleasing the property to occupying tenants and all underlying costs associated with operating the property and is responsible for paying rent to the DST that owns such property. For financial reporting purposes (and not for income tax purposes), the sale of the DST Properties is accounted for as a failed sale-leaseback transaction and, as a result, the DST Properties are included in the Company’s consolidated balance sheet. The master lease agreements are absolute leases, pursuant to which the master tenant will pay the stated rent and will be responsible for paying leasing costs, operating expenses, real estate taxes, special assessments, sales and use taxes, utilities, insurance and repairs for maintenance related to the DST Properties.

As of December 31, 2024, the Company held two properties through the DST Program and the total investments in real estate, net associated with the DST Properties was $163.0 million. There were no properties held through the DST Program as of December 31, 2023.

The Company has determined that the DST entities are VIEs. The Company has determined that it is the primary beneficiary of these VIEs. As a result, these DST entities are included in the Company’s consolidated financial statements. As of December 31, 2024, the total liabilities of the Company’s consolidated VIEs, excluding the Operating Partnership, were $0.1 billion. Such amounts are included on the Company’s Consolidated Balance Sheets. There were no assets of the Company’s consolidated VIEs as of December 31, 2024, due to certain intercompany eliminations upon consolidation. There were no assets or liabilities in the consolidated VIEs, excluding the Operating Partnership, as of December 31, 2023.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents represent cash held in banks, cash on hand, and liquid investments with original maturities of three months or less. The Company may have bank balances in excess of federally insured amounts; however, the Company deposits its cash and cash equivalents with high credit-quality institutions to minimize credit risk exposure.

Restricted Cash

Restricted cash consists of cash received for subscriptions prior to the date in which the subscriptions are effective, amounts in escrow related to real estate taxes and insurance in connection with mortgages at certain of the Company’s properties, and tenant security deposits. The Company’s restricted cash pertaining to subscriptions received in advance is held primarily in a bank account controlled by the Company’s transfer agent but in the name of the Company.

Investments in Real Estate

In accordance with the guidance for business combinations, the Company determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired is not a business, the Company accounts for the transaction as an asset acquisition. All property acquisitions to date have been accounted for as asset acquisitions.

Upon the acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, tenant improvements, “above-market” and “below-market” leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price to the acquired assets and assumed liabilities. The Company assesses and considers fair value based on estimated cash flow projections that utilize discount and/or capitalization rates that it deems appropriate, as well as other available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known and anticipated trends and market and economic conditions. The Company capitalizes acquisition-related costs associated with asset acquisitions.

The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. The Company also considers an allocation of purchase price of other acquired intangibles, including acquired in-place leases that may have a customer relationship intangible value, including (but not limited to) the nature and extent of the existing relationship with the tenants, the tenants’ credit quality and expectations of lease renewals. Based on its acquisitions to date, the Company’s allocation to customer relationship intangible assets has not been material.

The cost of buildings and improvements includes the purchase price of the Company’s properties and any acquisition-related costs, along with any subsequent improvements to such properties.

The Company’s investments in real estate are stated at cost and are generally depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Description	Depreciable Life
Building	30 - 42 years
Building and land improvements	5 - 30 years
Furniture, fixtures and equipment	1 - 10 years
Lease intangibles and leasehold improvements	Shorter of useful life or lease term

Repairs and maintenance are expensed to operations as incurred and are included in Property operating expenses on the Company’s Consolidated Statements of Operations and Comprehensive Loss. Significant improvements to properties are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

The Company records acquired above-market and below-market leases at their fair values (using a discount rate which reflects the risks associated with the leases acquired) equal to the difference between (1) the contractual amounts to be received pursuant to each in-place lease and (2) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed rate renewal options for below-market leases. Other intangible assets acquired include amounts for in-place lease values that are based on the Company’s evaluation of the specific characteristics of each tenant’s lease. Factors to be considered include estimates of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, depending on local market conditions. In estimating costs to execute similar leases, the Company considers leasing commissions, legal and other related expenses.

The amortization of acquired above-market and below-market leases is recorded as an adjustment to Rental revenue on the Company’s Consolidated Statements of Operations and Comprehensive Loss. The amortization of in-place leases is recorded as an adjustment to Depreciation and amortization expense on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Certain of the Company’s investments in real estate are subject to a ground lease, for which a lease liability and corresponding right-of-use (“ROU”) asset were recognized. The Company calculates the amount of the lease liability and ROU asset by taking the present value of the remaining lease payments, and adjusting the ROU asset for any existing straight-line ground rent liability and acquired ground lease intangibles. The Company’s estimated incremental borrowing rate of a loan with a similar term as the ground lease was used as the discount rate. The lease liability is included as a component of Other liabilities and the related ROU asset is recorded as a component of Investments in real estate, net on the Company’s Consolidated Balance Sheets.

Impairment of Investments in Real Estate

The Company’s management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, the Company’s strategy of holding properties over the long term decreases the likelihood of recording an impairment loss. If the Company’s strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to the Company’s results. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. Impairment charges are recorded in the Consolidated Statements of Operations and Comprehensive Loss.

During the year ended December 31, 2024, the Company recognized an aggregate $150.4 million of impairment charges related predominantly to multifamily properties and, to a lesser extent, one hospitality property and one industrial property. During the year ended December 31, 2023, the Company recognized an aggregate of $188.8 million of impairment charges related predominantly to single-family rental properties and, to a lesser extent, two hospitality properties, in the Consolidated Statements of Operations and Comprehensive Loss. The estimated fair values of the impaired properties held as of December 31, 2024 and 2023, were primarily based on recently completed sales transactions, letters of intent, or non-binding purchase and sales contracts. During the year ended December 31, 2022, the Company did not recognize any impairment charges on investments in real estate.

Properties Held-for-Sale

The Company classifies the assets and liabilities related to its investments in real estate as held-for-sale when a sale is probable to occur within one year. The Company considers a sale to be probable when a binding contract has been executed, the buyer has posted a non-refundable deposit, and there are limited contingencies to closing. The Company records held-for-sale investments in real estate at the lower of depreciated cost or fair value, less estimated closing costs. Held-for-sale assets and liabilities are presented within Other assets and Other liabilities on the Company’s Consolidated Balance Sheets. As of December 31, 2024, 11 multifamily properties and one hospitality property met the criteria to be classified as held-for-sale. As of December 31, 2023, there were no real estate investments that met the criteria to be classified as held-for-sale.

Investments in Unconsolidated Real Estate Ventures

Investments in unconsolidated joint ventures are initially recorded at cost, and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, the net equity investment of the Company is reflected within the Consolidated Balance Sheets, and the Company’s share of net income or loss from the joint ventures is included within the Company’s Consolidated Statements of Operations and Comprehensive Loss. The joint venture agreements may designate different percentage allocations among investors for profits and losses; however, the Company’s recognition of joint venture income or loss generally follows the joint venture’s distribution priorities, which may change upon the achievement of certain investment return thresholds. The Company’s investments in unconsolidated joint ventures are reviewed for impairment quarterly and the Company records impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions. During the periods presented, no such impairment occurred.

Investments in Real Estate Debt

The Company’s investments in real estate debt consists of loans secured by real estate and real estate-related securities. The Company classifies its real estate-related securities as trading securities and record such investments at fair value. As such, the resulting unrealized gains and losses of such securities are recorded as a component of Income from investments in real estate debt, net on the Company’s Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2024, the Company’s real estate-related debt securities portfolio was completely disposed of.

The Company elected the fair value option (“FVO”) for its loans secured by real estate. As such, the resulting unrealized gains and losses of such loans are recorded as a component of Income from investments in real estate debt, net on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Interest income from the Company’s investments in real estate-related debt securities is recognized over the life of each investment using the effective interest method and is recorded on the accrual basis. Recognition of premiums and discounts associated with these investments is deferred and recorded over the term of the investment as an adjustment to yield. Upfront costs and fees related to items for which the FVO is elected shall be recognized in earnings as incurred and not deferred. Such items are recorded as components of Income from investments in real estate debt on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Derivative Instruments

The Company uses derivative financial instruments such as interest rate caps, interest rate swaps and foreign currency swaps to manage risks from fluctuations in exchange rates and interest rates.

The Company records its derivatives on its Consolidated Balance Sheets at fair value and such amounts are included as a component of Other assets or Other liabilities. Any changes in the fair value of these derivatives are recorded as components of Other (expense) income, net on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

Foreign Currency

The Company’s functional currency is the U.S. dollar. Nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the reporting period. Income statement accounts are translated at average rates for the reporting period. Gains and losses from translation of foreign denominated transactions into U.S. dollars are included in current results of operations. Gains and losses resulting from foreign currency transactions are also included in current results of operations. The effects of translating the assets, liabilities and income of the Company’s foreign investments held by entities with functional currencies other than the U.S. dollar are included in the Company’s Consolidated Statements of Operations and Comprehensive Loss. Aggregate foreign currency transaction gains (losses) included in operations totaled ($41.1) million, $14.8 million and ($49.5) million for the years ended December 31, 2024, 2023 and 2022, respectively. These amounts are recorded as a component of Other (expense) income, net in the Company’s Consolidated Statements of Operations and Comprehensive Loss. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated assets and liabilities are recorded in Other comprehensive (loss) income.

Fair Value Measurements

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchal framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

Valuation of assets and liabilities measured at fair value

The Company’s investments in real estate debt are reported at fair value. The Company’s investments in real estate debt include commercial mortgage-backed securities (“CMBS”). The Company generally determines the fair value of its CMBS investments by utilizing third-party pricing service providers. In determining the value of a particular investment, the pricing service providers may use broker-dealer quotations, reported trades or valuation estimates from their internal pricing models to determine the reported price. The pricing service providers’ internal models for real estate-related securities usually consider the attributes applicable to a particular class of security (e.g., credit rating or seniority), current market data, and estimated cash flows for each class and incorporate deal collateral performance such as prepayment speeds and default rates, as available.

Certain of the Company’s investments in real estate debt include loans secured by real estate, such as its term loans, which may not have readily available market quotations. In such cases, the Company will generally determine the initial value based on the origination amount or acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurement, the Company will determine fair value by utilizing or reviewing certain of the following inputs (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios, and (vii) borrower financial condition and performance.

During the years ended December 31, 2024, 2023, and 2022, the Company recorded net unrealized gains (losses) on its investments in real estate debt securities of $5.3 million, $10.0 million, and ($18.3) million, respectively. The Company’s securities portfolio was completely disposed of by June 30, 2024. Such amounts are recorded as a component of Income from investments in real estate debt, net on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

The Company’s derivative financial instruments are reported at fair value. The Company’s interest rate swap agreements are valued using a discounted cash flow analysis based on the terms of the contract and the forward interest rate curve adjusted for the Company’s non-performance risk. The Company’s interest rate cap positions are valued using models developed by the respective counterparty as well as third party pricing service providers that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data).

The fair values of the Company’s foreign currency forward contracts are determined by comparing the contracted forward exchange rate to the current market exchange rate. The current market exchange rates are determined by using market spot rates, forward rates and interest rate curves for the underlying instruments.

The fair values of the Company’s financial instruments (other than investments in real estate debt, mortgage notes, credit facilities, unsecured line of credit and derivative instruments), including cash and cash equivalents, restricted cash and other financial instruments, approximate their carrying or contract value. The Company utilizes a discounted cash flow model to value its loans secured by real estate (considering loan features, credit quality of the loans and includes a review of market yield data, collateral asset performance, local and macro real estate performance, capital market conditions, debt yield, loan-to-value ratios, borrower financial condition and performance, among other factors). The Company continuously monitors and assesses the credit quality of individual loans including the review of delinquency and loan-to-value ratios on its loans secured by real estate. Such loans have floating interest rates with market terms and there are no underlying credit quality issues as of December 31, 2024.

The following table details the Company’s assets and liabilities measured at fair value on a recurring basis ($ in thousands):

	December 31, 2024				December 31, 2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Investments in real estate debt	$—	$—	$852,461	$852,461	$—	$201,070	$1,388,280	$1,589,350
Derivatives	—	368,871	—	368,871	—	554,263	—	554,263
Total	$—	$368,871	$852,461	$1,221,332	$—	$755,333	$1,388,280	$2,143,613

Liabilities:
Derivatives	$—	$9,505	$—	$9,505	$—	$46,178	$—	$46,178
Total	$—	$9,505	$—	$9,505	$—	$46,178	$—	$46,178

The following table details the Company’s assets measured at fair value on a recurring basis using Level 3 inputs ($ in thousands):

Investments in Real Estate Debt
Balance as of December 31, 2023	$1,388,280
Dispositions	(438,092)
Included in net loss
Foreign currency exchange	(93,260)
Realized losses on dispositions	(4,418)
Unrealized loss	(49)
Balance as of December 31, 2024	$852,461

The following table contains the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy ($ in thousands):

	December 31, 2024
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation from an Increase in Input
Investments in real estate debt	$852,461	Discounted Cash Flow	Discount Rate	9.5%	Decrease

	December 31, 2023
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation from an Increase in Input
Investments in real estate debt	$1,388,280	Discounted Cash Flow	Discount Rate	9.7%	Decrease

Valuation of assets measured at fair value on a nonrecurring basis

Certain of the Company’s assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value.

During the year ended December 31, 2024, the Company recognized an aggregate $150.4 million of impairment charges related predominantly to multifamily properties and, to a lesser extent, one hospitality property and one industrial property. During the year ended December 31, 2023, the Company recognized an aggregate of $188.8 million of impairment charges related predominantly to single-family rental properties and, to a lesser extent, two hospitality properties, in the Consolidated Statements of Operations and Comprehensive Loss. During the year ended December 31, 2022, the Company did not recognize any impairment charges on investments in real estate.

As of December 31, 2024 and 2023, the estimated fair value of the Company’s remaining impaired assets was $856.1 million and $53.8 million, respectively. As of December 31, 2024 and 2023, the carrying value of the Company’s remaining impaired assets was $855.6 million and $53.0 million, respectively. The estimated fair values of the impaired properties held as of December 31, 2024 and 2023, were primarily based on recently completed sales transactions, letters of intent, or non-binding purchase and sales contracts. These inputs are considered Level 2 inputs for purposes of the fair value hierarchy. There are inherent uncertainties in making these estimates such as current and future macroeconomic conditions.

Valuation of liabilities not measured at fair value

Fair value of the Company’s indebtedness is estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to the present value using an appropriate discount rate. Additionally, the Company considers current market rates and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company’s indebtedness are considered Level 3. As of December 31, 2024 and 2023, the fair value of the Company’s mortgage notes, secured credit facilities, and secured financings on investments in real estate debt was approximately $423.3 million and $390.9 million below the outstanding principal balance, respectively.

Deferred Charges

The Company’s deferred charges include financing and leasing costs. Deferred financing costs include legal, structuring and other loan costs incurred by the Company for its financing agreements. Deferred financing costs related to the Company’s mortgage notes are recorded as an offset to the related liability and amortized over the term of the applicable financing instruments as interest expense. Deferred financing costs related to the Company’s credit facilities and its unsecured line of credit are recorded as a component of Other assets on the Company’s Consolidated Balance Sheets and amortized over the term of the applicable financing agreement. Deferred leasing costs incurred in connection with new leases, which consist primarily of brokerage commissions, are recorded as a component of Other assets on the Company’s Consolidated Balance Sheets and amortized over the life of the related lease.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors, including the initial determination that the contract is or contains a lease. Generally, all of the Company’s contracts are, or contain leases, and therefore revenue is recognized when the lessee takes possession of or controls the physical use of the leased assets. In most instances this occurs on the lease commencement date. At the inception or acquisition of a lease, including new leases that arise from amendments, the Company assesses the terms and conditions of the lease to determine the proper lease classification.

A lease is classified as an operating lease if none of the following criteria are met: (i) ownership transfers to the lessee at the end of the lease term, (ii) the lessee has a purchase option that is reasonably expected to be exercised, (iii) the lease term is for a major part of the economic life of the leased property, (iv) the present value of the future lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the leased property, and

(v) the leased property is of such a specialized nature that it is expected to have no future alternative use to the Company at the end of the lease term. If one or more of these criteria are met, the lease will generally be classified as a sales-type lease, unless the lease contains a residual value guarantee from a third party other than the lessee, in which case it would be classified as a direct financing lease under certain circumstances in accordance with ASC 842, Leases.

The Company’s rental revenue primarily consists of fixed contractual base rent arising from tenant leases at the Company’s properties under operating leases. Revenue under operating leases that are deemed probable of collection, is recognized as revenue on a straight-line basis over the non-cancelable terms of the related leases. For leases that have fixed and measurable rent escalations, the difference between such rental income earned and the cash rent due under the provisions of the lease is recorded on the Company’s Consolidated Balance Sheets. The Company’s Hospitality revenue consists of room revenue and food and beverage revenue. Room revenue is recognized when the related room is occupied and other hospitality revenue is recognized when the service is rendered. For leases that are deemed not probable of collection, revenue is recorded as the lesser of (i) the amount which would be recognized on a straight-line basis or (ii) cash that has been received from the tenant, with any tenant and deferred rent receivable balances charged as a direct write-off against rental income in the period of the change in the collectability determination.

Certain of the Company’s contracts contain nonlease components (e.g., charges for management fees, common area maintenance, and reimbursement of third-party maintenance expenses) in addition to lease components (i.e., monthly rental charges). Services related to nonlease components are provided over the same period of time as, and billed in the same manner as, monthly rental charges. The Company elected to apply the practical expedient available under ASC 842, for all classes of assets, not to segregate the lease components from the nonlease components when accounting for operating leases. Since the lease component is the predominant component under each of these leases, combined revenues from both the lease and nonlease components are accounted for in accordance with ASC 842 and reported as Rental revenues in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

In connection with its investments, the Company has utilized loan programs designed to encourage housing development. The proceeds from these loans are governed by restrictive covenants. For certain housing development loans, so long as the Company remains in compliance with the covenants and program requirements, the loans will be forgiven in equal annual installments until the loans are discharged in full. The Company treats these loans as deferred income and records them as a component of Other liabilities on the Company’s Consolidated Balance Sheets. As of December 31, 2024 and 2023, deferred income related to these loans amounted to $3.4 million and $3.4 million, respectively. As the loan balances are reduced during the compliance period, the Company will record income associated with the discharge of the loans as a component of Other revenue in the Company’s Consolidated Statements of Operations and Comprehensive Loss. For each of the years ended December 31, 2024, 2023 and 2022, Other revenue related to these loans amounted to $0.8 million.

Other revenues and interest income are recorded on an accrual basis.

Organization and Offering Expenses

Organization costs are expensed as incurred and recorded as a component of General and administrative expenses in the Company’s Consolidated Statements of Operations and Comprehensive Loss and offering costs are charged to equity as such amounts are incurred.

The Advisor advanced $7.3 million of organization and offering expenses on behalf of the Company (including legal, accounting, and other expenses attributable to the organization, but excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) through December 21, 2019, the first anniversary of the date on which the proceeds from escrow were released. The Company reimbursed the Advisor for all such advanced expenses ratably over a 60 month period, which commenced in January 2020, and these amounts were fully reimbursed as of December 31, 2024. These organization and offering costs were recorded as a component of Due to affiliates on the Company’s Consolidated Balance Sheets as of December 31, 2023.

Starwood Capital, L.L.C. (the “Dealer Manager”), a registered broker-dealer affiliated with the Advisor, serves as the dealer manager for the Company’s public offering. The Dealer Manager is entitled to receive selling commissions and dealer manager fees based on the transaction price of each applicable class of shares sold in the primary offering. The Dealer Manager is also entitled to receive a stockholder servicing fee based on the aggregate net asset value (“NAV”) of the Company’s outstanding Class T shares, Class S shares and Class D shares.

The following table details the selling commissions, dealer manager fees, and stockholder servicing fees for each applicable share class as of December 31, 2024:

	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I
Selling commissions and dealer manager fees (% of transaction price)	up to 3.5%	up to 3.5%	up to 1.5%	—
Stockholder servicing fee (% of NAV)	0.85%	0.85%	0.25%	—

For Class T shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.0% of the transaction price and upfront dealer manager fees of 0.5% of the transaction price, however such amounts may vary at certain participating broker-dealers, provided that the sum will not exceed 3.5% of the transaction price. For Class S shares sold in the primary offering, investors will pay upfront selling commissions of up to 3.5% of the transaction price. For Class D shares sold in the primary offering, investors will pay upfront selling commissions of up to 1.5% of the transaction price.

The Dealer Manager is entitled to receive stockholder servicing fees of 0.85% per annum of the aggregate NAV for Class S shares and Class T shares. For Class T shares such stockholder servicing fee includes, a representative stockholder servicing fee of 0.65% per annum, and a dealer stockholder servicing fee of 0.20% per annum, of the aggregate NAV for the Class T shares, however, with respect to Class T shares sold through certain participating broker-dealers, the representative stockholder servicing fee and the dealer stockholder servicing fee may be other amounts, provided that the sum of such fees will always equal 0.85% per annum of the NAV of such shares. For Class D shares the Dealer Manager is entitled to a stockholder servicing fee equal to 0.25% per annum of the aggregate NAV for the Class D shares. There is no stockholder servicing fee with respect to Class I shares.

The Dealer Manager has entered into agreements with the selected dealers distributing the Company’s shares in the Company’s public offering, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fees received and all or a portion of the stockholder servicing fees to such selected dealers. The Company will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share sold in the primary offering at the end of the month in which the total selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such share (including the gross proceeds of any shares issued under the Company’s distribution reinvestment plan with respect thereto). The Company will accrue the full cost of the stockholder servicing fee as an offering cost at the time each Class T, Class S and Class D share is sold during the offering. As of December 31, 2024 and 2023, the Company had accrued $262.3 million and $301.0 million, respectively, of stockholder servicing fees related to shares sold and recorded such amount as a component of Due to affiliates on the Company’s Consolidated Balance Sheets.

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code (the “Code”), for federal income tax purposes, beginning with its taxable year ended December 31, 2019. As long as the Company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to its stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in a taxable year, without the benefit of certain relief provisions, it will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, it may also be subject to certain federal, state, local, and foreign taxes on its income and assets, including (i) taxes on any undistributed income, (ii) taxes related to its taxable REIT subsidiaries (“TRSs”), and (iii) certain state or local income taxes. The Company and the Operating Partnership’s tax returns for three years from the date filed are subject to examination.

The Company has formed wholly-owned subsidiaries to function as TRSs and filed TRS elections, together with such subsidiaries, with the Internal Revenue Service. In general, a TRS may perform additional services for the Company’s tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. The TRSs are subject to taxation at the federal, state, local, and foreign levels, as applicable, at regular corporate tax rates. The Company accounts for applicable income taxes by utilizing the asset and liability method. As such, the Company records deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized.

The Organization for Economic Co-operation and Development (“OECD”) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as “Pillar 2”), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the United States will enact legislation to adopt Pillar 2, certain foreign jurisdictions where the Company owns real estate assets has adopted legislation. The Company does not expect Pillar 2 to have a material impact on the Company’s effective tax rate or the Company’s Consolidated Statements of Operations and Comprehensive Loss.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized an income tax expense of ($10.1) million, ($5.0) million and ($2.1) million, respectively, within Other (expense) income, net in the Company’s Consolidated Statements of Operations and Comprehensive Loss. As of December 31, 2024 and 2023, the Company recorded a net deferred tax liability of $35.5 million and $30.7 million, respectively, primarily due to assumed capital gains from three European investments, within Other liabilities on the Company’s Consolidated Balance Sheets.

As of December 31, 2024, net operating loss (“NOL”) carryforwards for federal, state and foreign income tax purposes totaled $93.2 million, and are primarily driven by dispositions of residential rental units within one of the Company’s TRSs and valuation adjustments in certain foreign jurisdictions. Although the federal NOL carryforwards do not expire, the Company has recorded full valuation allowances against certain deferred tax assets for which the Company believes it is more likely than not that the Company will not realize a benefit from these in future taxable years.

Net Loss per Share

Basic net loss per share is computed by dividing net loss attributable to stockholders for the period by the weighted average number of common shares outstanding during the period. All classes of common stock are allocated net loss at the same rate per share and receive the same gross distribution per share. Diluted loss per share is computed by dividing net loss attributable to stockholders for the period by the weighted average number of common shares and common share equivalents outstanding (unless their effect is antidilutive) for the period. There are no common share equivalents outstanding that would have a dilutive effect as a result of the net loss, and accordingly, the weighted average number of common shares outstanding is identical for both basic and diluted shares for the years ended December 31, 2024, 2023 and 2022.

The restricted stock grants of Class I shares held by the Company’s independent directors are not considered to be participating securities because they do not contain non-forfeitable rights to distributions. As a result, there is no impact of these restricted stock grants on basic and diluted net loss per common share until the restricted stock grants have fully vested.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments are intended to increase reportable segment disclosure requirements primarily through enhanced disclosures of significant segment expenses that are readily provided to the chief operating decision maker (“CODM”) and included in segment profit or loss and disclosure of the title and position of the CODM and how the CODM uses the reported segment measures in assessing segment performance and deciding how to allocate resources. ASU 2023-07 is effective on a retrospective basis for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 retrospectively as of January 1, 2024. Refer to Note 15 — “Segment Reporting” for the impact of the adoption of this standard. The adoption of ASU 2023-07 did not have a material impact on the consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” (“ASU 2024-03”), which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the consolidated financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The guidance is to be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the potential impact of adopting this standard on the consolidated financial statements and related disclosures.

3.
Investments

Investments in Real Estate

Investments in real estate, net consisted of the following ($ in thousands):

	December 31, 2024	December 31, 2023
Building and building improvements	$16,614,464	$17,612,162
Land and land improvements	2,965,720	3,144,932
Furniture, fixtures and equipment	272,521	304,650
Right-of-use asset - operating lease(1)	105,230	105,230
Total	19,957,935	21,166,974
Accumulated depreciation and amortization	(2,127,681)	(1,586,616)
Investments in real estate, net	$17,830,254	$19,580,358

(1)
Refer to Note 14 for additional details on the Company’s leases.

Asset Acquisitions

The Company did not acquire any investments in real estate during the years ended December 31, 2024, 2023 and 2022.

Asset Dispositions

During the year ended December 31, 2024, the Company sold an aggregate of $0.3 billion of investments in real estate, net, generating total net cash proceeds, net of mortgage repayments, of approximately $0.2 billion. During the year ended December 31, 2024, the Company recorded $87.1 million of net gains from the disposition of seven industrial properties, two hospitality properties, one net lease property, and 83 single-family rental units.

During the year ended December 31, 2023, the Company sold an aggregate of $1.9 billion of investments in real estate, net, generating total net cash proceeds, net of mortgage repayments, of approximately $775.9 million. During the year ended December 31, 2023, the Company recorded $289.8 million of net gains from the disposition of 10 multifamily properties, 33 industrial properties, three hospitality properties, 2,199 single-family rental units, and one net-lease property.

During the year ended December 31, 2022, there were no dispositions of investments in real estate.

Investments in Real Estate - Held-for-sale

As of December 31, 2024, 11 multifamily properties and one hospitality property met the criteria to be classified as held-for-sale. As of December 31, 2023, there were no real estate investments that met the criteria to be classified as held-for-sale. The held-for-sale assets and liabilities associated with assets held-for-sale are included as components of Other assets and Other liabilities, respectively, on the Company’s Consolidated Balance Sheets.

The following table details the assets and liabilities of the Company’s investments in real estate classified as held-for-sale ($ in thousands):

	December 31, 2024	December 31, 2023
Assets:
Investments in real estate, net	$679,121	$—
Other assets	6,553	—
Total assets	$685,674	$—

Liabilities:
Mortgage notes, net	$12,602	$—
Other liabilities	5,655	—
Total liabilities	$18,257	$—

Investments in Unconsolidated Real Estate Ventures

The following table details the Company’s equity investments in unconsolidated real estate ventures ($ in thousands):

Investments in Unconsolidated Real Estate Ventures	Segment	Date Acquired	Number of Properties	Ownership Interest	December 31, 2024	December 31, 2023
Extended Stay Portfolio	Other	July 2022	196	45%	$411,309	$446,424
Fort Lauderdale Hotel	Other	March 2019	1	43%	9,552	9,578
Total investments in unconsolidated real estate ventures					$420,861	$456,002

The following table details the Company’s (loss) income from equity investments in unconsolidated real estate ventures ($ in thousands):

		Year Ended December 31,
Investments in Unconsolidated Real Estate Ventures	Segment	2024	2023	2022
Extended Stay Portfolio	Other	$(13,790)	$(11,266)	$11,915
Fort Lauderdale Hotel	Other	355	(358)	274
Total (loss) income from unconsolidated real estate ventures		$(13,435)	$(11,624)	$12,189

4.
Intangibles

The gross carrying amount and accumulated amortization of the Company’s intangible assets and liabilities consisted of the following ($ in thousands):

	December 31, 2024	December 31, 2023
Intangible assets: (1)
In-place lease intangibles	$226,714	$292,348
Above-market lease intangibles	35,344	44,463
Other	35,345	41,823
Total intangible assets	297,403	378,634
Accumulated amortization:
In-place lease amortization	(106,980)	(127,185)
Above-market lease amortization	(16,348)	(18,913)
Other	(12,130)	(12,500)
Total accumulated amortization	(135,458)	(158,598)
Intangible assets, net	$161,945	$220,036
Intangible liabilities: (2)
Below-market lease intangibles	$74,189	$87,173
Total intangible liabilities	74,189	87,173
Accumulated amortization:
Below-market lease amortization	(26,588)	(27,606)
Total accumulated amortization	(26,588)	(27,606)
Intangible liabilities, net	$47,601	$59,567

(1)
Included in Other assets on the Company’s Consolidated Balance Sheets.
(2)
Included in Other liabilities on the Company’s Consolidated Balance Sheets.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter as of December 31, 2024 is as follows ($ in thousands):

	In-place Lease Intangibles	Above-market Lease Intangibles	Other	Below-market Lease Intangibles
2025	$24,511	$3,778	$2,694	$(6,211)
2026	20,119	3,528	2,694	(5,602)
2027	16,661	2,990	2,694	(4,716)
2028	13,373	2,432	2,693	(4,654)
2029	10,931	2,342	3,399	(3,869)
Thereafter	34,139	3,926	9,041	(22,549)
	$119,734	$18,996	$23,215	$(47,601)

5.
Investments in Real Estate Debt

The following tables detail the Company’s investments in real estate debt as of December 31, 2024 and 2023 ($ in thousands):

		December 31, 2024
Type of Security/Loan	Number of Positions	Coupon (1)	Maturity Date	Cost Basis	Fair Value
Term loan	1	B + 4.75%	June 2027	$956,877	$852,461
Total investments in real estate debt	1	B + 4.75%	June 2027	$956,877	$852,461

		December 31, 2023
Type of Security/Loan	Number of Positions	Weighted Average Coupon (1)	Weighted Average Maturity Date (2)	Cost Basis	Fair Value
CMBS - floating	6	B + 4.69%	October 2036	$206,252	$201,070
Term loans	2	B + 4.95%	January 2027	1,451,462	1,388,280
Total investments in real estate debt	8	B + 4.92%	March 2028	$1,657,714	$1,589,350

__________

(1)
The symbol “B” refers to the relevant benchmark rates, which includes one-month Secured Overnight Financing Rate (“SOFR”), three-month Bank Bill Swap Bid Rate (“BBSY”) and Sterling Overnight Index Average (“SONIA”) as applicable to each security and loan.
(2)
Weighted average maturity date is based on the fully extended maturity date of the underlying collateral.

During June 2022, the Company provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of Australia’s largest hotel and casino company. The loan is in the amount of AUD 1,377 million and has an initial term of five years, with a two-year extension option. The loan is pre-payable at the option of the borrower at any time.

During February 2021, the Company provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of a premier United Kingdom holiday company. The original loan was in the amount of £360 million and has an initial term of five years, with a two-year extension option. The loan was pre-payable at the option of the borrower at any time. In November 2023, the borrower partially prepaid £8.0 million of the original loan amount.

In June 2024, the Company disposed of the remaining £352.0 million of the original loan amount. In connection with the disposition, the Company repaid all related borrowings under secured financing agreements of £193.6 million. During the year ended December 31, 2024, the Company recorded $4.4 million of net realized losses from the disposition of this investment in real estate debt, which is included in Income from investments in real estate debt, net in the Consolidated Statements of Operations and Comprehensive Loss.

During the year ended December 31, 2024, the Company disposed of $201.1 million of investments in real estate-related debt securities and recorded net realized losses resulting from these dispositions of $3.1 million. Such amounts are recorded as a component of Income from investments in real estate debt, net on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

During the year ended December 31, 2023, the Company recorded net realized losses on its investments in real estate-related debt securities of $4.4 million. During the year ended December 31, 2022, the Company recorded net realized losses on its investments in real estate debt securities of $13.2 million. Such amounts are recorded as a component of Income from investments in real estate debt, net in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

6.
Mortgage Notes and Secured Credit Facilities

The following table is a summary of the mortgage notes and credit facilities secured by the Company’s properties as of December 31, 2024 and 2023 ($ in thousands):

				Principal Balance Outstanding(3)(4)
Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Maturity Date(2)	Maximum Facility Size	December 31, 2024	December 31, 2023
Fixed rate loans
Fixed rate mortgages	3.09%	April 2031	N/A	$2,978,914	$3,049,322
Total fixed rate loans				2,978,914	3,049,322
Variable rate loans
Floating rate mortgages	B + 1.83%	September 2027	N/A	9,658,934	9,893,894
Variable rate secured credit facility(5)	B + 2.25%	December 2025	$164,152	164,152	165,000
Senior secured revolving credit facility(6)	B + 2.50%	January 2027	$150,000	—	—
Total variable rate loans				9,823,086	10,058,894
Total loans secured by the Company’s properties				12,802,000	13,108,216
Deferred financing costs, net				(51,246)	(73,066)
Discount on assumed debt, net				(6,167)	(6,240)
Mortgage notes and secured credit facilities, net				$12,744,587	$13,028,910

__________

(1)
The symbol “B” refers to the relevant floating benchmark rates, which includes one-month SOFR, Federal Reserve Bank of New York (“NYFED”) 30 day SOFR, three-month Euro Interbank Offered Rate (“EURIBOR”) and three-month Norwegian Interbank Offered Rate (“NIBOR”), as applicable to each loan.
(2)
For loans where the Company, at its own discretion, has extension options, the maximum maturity date has been assumed.
(3)
The majority of the Company’s mortgages contain prepayment provisions including (but not limited to) lockout periods, yield or spread maintenance provisions and fixed penalties.
(4)
Excludes a $12.6 million mortgage loan on a property classified as held-for-sale as of December 31, 2024. As of December 31, 2023, there were no properties, and their related mortgage loans, that met the criteria to be classified as held-for-sale.
(5)
The repayment of the variable rate secured credit facility is guaranteed by the Operating Partnership.
(6)
The repayment of the senior secured revolving credit facility is secured by pledges of ownership interests in holding companies that are directly under the Operating Partnership.

In July 2024, the Company entered into a senior secured revolving credit facility agreement with a total borrowing capacity of $150.0 million. The senior secured revolving credit facility agreement matures in January 2026, at which time the Company may request an additional one-year extension thereafter. Interest under the senior secured revolving credit facility is determined based on one-month U.S. dollar denominated SOFR plus 2.5%.

The following table presents the future principal payments under the Company’s mortgage notes and secured credit facilities as of December 31, 2024 ($ in thousands):

Year	Amount
2025	$1,370,609
2026	4,835,910
2027	2,116,753
2028	223,462
2029	194,100
Thereafter	4,061,166
Total	$12,802,000

Pursuant to lender agreements for certain of the Company’s mortgages, the Company has the ability to draw $50.9 million for leasing commissions, and tenant and building improvements.

The Company’s mortgage notes and secured credit facilities may contain customary events of default and covenants, including limitations on liens and indebtedness and maintenance of certain financial ratios. The Company was in compliance with all corporate and all property level financial covenants with no events of default as of December 31, 2024 and 2023, respectively.

7.
Secured Financings on Investments in Real Estate Debt

Secured financings on investments in real estate debt are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Although structured as a sale and repurchase obligation, a secured financing on investments in real estate debt operates as a financing under which securities are pledged as collateral to secure a short-term loan equal in value to a specified percentage of the market value of the pledged collateral. While used as collateral, the Company retains beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a secured financing on investments in real estate debt, the Company is required to repay the loan and concurrently receive the pledged collateral from the lender or, with the consent of the lender, renew such agreement at the then-prevailing financing rate.

Interest rates on these borrowings are determined based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the borrowing at which time the Company may enter into a new borrowing arrangement at prevailing market rates with the same counterparty or repay that counterparty and negotiate financing with a different counterparty.

The fair value of financial instruments pledged as collateral on the Company’s secured financings on investments in real estate debt disclosed in the tables below represents the Company’s fair value of such instruments, which may differ from the fair value assigned to the collateral by its counterparties.

During June 2022, the Company entered into a repurchase agreement with Morgan Stanley Bank, N.A. (“Morgan Stanley”), Guardians of New Zealand Superannuation as manager and administrator of the New Zealand Superannuation Fund (“NZ Super”), and BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Osterreichische Postsparkasse Aktiengesellschaft (“BAWAG”) in order to finance its term loan investment (the “Syndicated RA”) to an unaffiliated entity in connection with its acquisition of three Australian hospitality and leisure resorts.

During February 2021, the Company entered into a repurchase agreement with Barclays Bank PLC in order to finance its term loan investment (the “Barclays RA”) to an unaffiliated entity in connection with its acquisition of a premier United Kingdom holiday company. Effective February 15, 2022, the reference rate for the calculation of interest transitioned from the three–month U.S. dollar-denominated LIBOR to SONIA. The Barclays RA interest rate was equal to the SONIA daily non-cumulative EFR rate plus a spread. During the year ended December 31, 2024, in connection with the disposition of this term loan investment, the Company repaid all related borrowings under secured financing agreements of £193.6 million.

For financial statement purposes, the Company does not offset its secured financings on investments in real estate debt and securities lending transactions because the conditions for netting as specified by GAAP are not met. Although not offset on the Company’s Consolidated Balance Sheets, these transactions are summarized in the following tables ($ in thousands):

			December 31, 2024
Indebtedness	Maturity Date	Coupon	Collateral Assets(1)	Outstanding Balance
Syndicated RA(2)	June 2027	BBSY + 2.82%	$852,461	$467,988
			$852,461	$467,988

			December 31, 2023
Indebtedness	Maturity Date	Coupon	Collateral Assets(1)	Outstanding Balance
Barclays RA	February 2026	SONIA + 2.55%	$448,729	$246,801
Syndicated RA(2)	June 2027	BBSY + 2.82%	939,551	515,551
			$1,388,280	$762,352

__________

(1)
Represents the fair value of the Company’s real estate-related term loan investments.
(2)
Outstanding balance is reflected net of $0.9 million and $1.2 million of unamortized deferred financing costs as of December 31, 2024 and 2023, respectively.

8.
Unsecured Line of Credit

During May 2022, the Company increased its unsecured line of credit by $1.1 billion with additional banks for a total borrowing capacity of approximately $1.6 billion. In May 2024, the Company entered into an amendment to extend its unsecured line of credit for two years, at which time the Company may request an additional one-year extension thereafter. Interest under the unsecured line of credit is determined based on one-month U.S. dollar-denominated SOFR plus 2.5%. The repayment of the unsecured line of credit is guaranteed by the Company. As of December 31, 2024 and 2023, there were approximately $1.4 billion and $0.9 billion of borrowings outstanding on the unsecured line of credit, respectively.

9.
Other Assets and Other Liabilities

The following table summarizes the components of Other assets ($ in thousands):

	December 31, 2024	December 31, 2023
Held-for-sale assets	$685,674	$—
Derivative instruments	368,871	554,263
Intangible assets, net	161,945	220,036
Receivables	106,545	127,573
Prepaid expenses	23,920	24,022
Deferred financing costs, net	14,671	6,006
Interest receivable	216	7,929
Deferred tax assets	—	5,043
Other	3,637	2,757
Total other assets	$1,365,479	$947,629

The following table summarizes the components of Other liabilities ($ in thousands):

	December 31, 2024	December 31, 2023
Accounts payable and accrued expenses	$74,097	$75,809
Real estate taxes payable	68,784	73,145
Accrued interest expense	58,650	69,642
Intangible liabilities, net	47,601	59,567
Tenant security deposits	41,880	44,374
Distributions payable	40,612	43,044
Deferred tax liabilities	35,485	35,792
Held-for-sale liabilities	18,257	—
Deposits received on pending sales	14,790	—
Right-of-use liability - operating leases	12,328	12,402
Derivative instruments	9,505	46,178
Deferred income	8,430	11,894
Other taxes payable	10,267	5,005
Other	6,409	7,506
Total other liabilities	$447,095	$484,358

10.
Derivatives

The Company uses derivative financial instruments to minimize the risks and/or costs associated with the Company’s investments and financing transactions. The Company has not designated any of its derivative financial instruments as hedges as defined under GAAP. Although not designated as hedging instruments under GAAP, the Company’s derivatives are not speculative and are used to manage the Company’s exposure to interest rate movements, fluctuations in foreign exchange rates, and other identified risks.

The use of derivative financial instruments involves certain risks, including the risk that the counterparties to these contractual arrangements do not perform as agreed. To mitigate this risk, the Company enters into derivative financial instruments with counterparties it believes to have appropriate credit ratings and that are major financial institutions with which the Company and its affiliates may also have other financial relationships.

Interest Rate Contracts

Certain of the Company’s transactions expose the Company to interest rate risks, which include exposure to variable interest rates on certain loans secured by the Company’s real estate in addition to its secured financings of investments in real estate debt. The Company uses derivative financial instruments, which includes interest rate caps and swaps, and may also include options, floors, and other interest rate derivative contracts, to limit the Company’s exposure to the future variability of interest rates.

The following tables detail the Company’s outstanding interest rate derivatives that were non-designated hedges of interest rate risk (notional amounts in thousands):

	December 31, 2024
Interest Rate Derivatives	Number of Instruments	Notional Amount		Weighted Average Strike Rate	Index	Weighted Average Maturity (Years)
Interest Rate Caps - Property debt	69		$9,401,374	2.1%	SOFR	1.3
Interest Rate Caps - Property debt	3		€109,905	1.0%	EURIBOR	0.4
Interest Rate Swaps - Property debt	1		$120,061	0.8%	SOFR	0.2
Interest Rate Swaps - Property debt	3		€207,721	1.9%	EURIBOR	2.6
Interest Rate Swaps - Property debt	2	NOK	520,000	2.5%	NIBOR	3.1
Total interest rate derivatives	78			2.1%		1.4

	December 31, 2023
Interest Rate Derivatives	Number of Instruments	Notional Amount		Weighted Average Strike Rate	Index	Weighted Average Maturity (Years)
Interest Rate Caps - Property debt	70		$9,567,541	1.6%	SOFR	2.1
Interest Rate Caps - Property debt	4		€175,468	1.1%	EURIBOR	1.0
Interest Rate Swaps - Property debt	1		$117,863	0.8%	SOFR	1.2
Interest Rate Swaps - Property debt	3		€213,458	1.9%	EURIBOR	3.6
Interest Rate Swaps - Property debt	2	NOK	520,000	2.5%	NIBOR	4.1
Total interest rate derivatives	80			1.6%		2.1

Foreign Currency Forward Contracts

Certain of the Company’s international investments expose it to fluctuations in foreign currency exchange rates and interest rates. These fluctuations may impact the value of the Company’s cash receipts and payments in terms of its functional currency, the U.S. dollar. The Company uses foreign currency forward contracts to protect the value or fix the amount of certain investments or cash flows in terms of the U.S. dollar.

The following table details the Company’s outstanding foreign currency forward contracts that were non-designated hedges of foreign currency risk (notional amounts in thousands):

	December 31, 2024			December 31, 2023
Foreign Currency Forward Contracts	Number of Instruments	Notional Amount		Number of Instruments	Notional Amount
Buy USD/Sell EUR Forward	40		€528,759	60		€577,283
Buy USD/Sell DKK Forward	8	DKK	1,210,016	12	DKK	1,301,016
Buy USD/Sell AUD Forward	5	AUD	621,759	5	AUD	621,759
Buy USD/Sell NOK Forward	12	NOK	412,700	9	NOK	1,160,941
Buy USD/Sell GBP Forward	—		£—	4		£142,858

Valuation and Financial Statement Impact

The following table details the fair value of the Company’s derivative financial instruments ($ in thousands):

	Fair Value of Derivatives in an Asset (1) Position		Fair Value of Derivatives in a Liability (2) Position
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Interest rate derivatives	$325,991	$537,390	$—	$—
Foreign currency forward contracts	42,880	16,873	9,505	46,178
Total derivatives	$368,871	$554,263	$9,505	$46,178

(1)
Included in Other assets on the Company’s Consolidated Balance Sheets.

(2)
Included in Other liabilities on the Company’s Consolidated Balance Sheets.

The following table details the effect of the Company’s derivative financial instruments in the Consolidated Statements of Operations and Comprehensive Loss ($ in thousands):

		For the Year Ended December 31,
Type of Derivative	Net Realized/Unrealized (Loss) Gain	2024	2023	2022
Interest Rate Caps - Property debt	Unrealized (loss) gain(1)	$(212,711)	$(305,693)	$498,696
Interest Rate Swaps - Property debt	Unrealized (loss) gain(1)	(9,031)	(26,468)	32,972
Foreign Currency Forward Contracts	Unrealized gain (loss) (2)	62,680	(67,466)	30,556
Foreign Currency Forward Contracts	Realized gain(1)	14,034	26,112	57,176
Interest Rate Caps - Property debt	Realized gain(1)	1,831	26,778	—
Interest Rate Swaps - Property debt	Realized gain(1)	179	12,088	—
Total		$(143,018)	$(334,649)	$619,400

(1) Included in Other (expense) income, net in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

(2) A portion of this amount is included in Income from investments in real estate debt, net and the remaining amount is included in Other (expense) income, net in the Company’s Consolidated Statements of Operations and Comprehensive Loss.

11.
Equity and Redeemable Non-controlling Interests

Authorized Capital

The Company is authorized to issue preferred stock and four classes of common stock consisting of Class T shares, Class S shares, Class D shares, and Class I shares. The Company’s board of directors has the ability to establish the preferences and rights of each class or series of preferred stock, without stockholder approval, and as such, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock. The differences among the common share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. See Note 2 for a further description of such items. Other than the differences in upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees, each class of common stock is subject to the same economic and voting rights.

As of December 31, 2024, the Company had the authority to issue 3,100,000,000 shares of capital stock, consisting of the following:

Classification	Number of Shares	Par Value
Preferred Stock	100,000,000	$0.01
Class T Shares	500,000,000	$0.01
Class S Shares	1,000,000,000	$0.01
Class D Shares	500,000,000	$0.01
Class I Shares	1,000,000,000	$0.01
Total	3,100,000,000

Common Stock

The following table details the movement in the Company’s outstanding shares of common stock:

	Class T	Class S	Class D	Class I	Total
January 1, 2022	4,648,436	154,381,036	22,142,299	163,624,500	344,796,271
Common stock shares issued (1)	1,112,055	80,943,605	10,500,831	109,276,249	201,832,740
Distribution reinvestment plan shares issued	125,187	3,647,656	720,473	3,664,723	8,158,039
Common stock shares repurchased	(164,182)	(14,415,387)	(2,389,430)	(32,146,156)	(49,115,155)
Independent directors’ restricted stock grant(2)	—	—	—	35,697	35,697
December 31, 2022	5,721,496	224,556,910	30,974,173	244,455,013	505,707,592

Common stock shares issued (1)	(98,898)	4,915,057	(153,390)	14,803,271	19,466,040
Distribution reinvestment plan shares issued	141,944	3,788,883	335,712	3,849,211	8,115,750
Common stock shares repurchased	(482,517)	(38,237,234)	(3,643,944)	(60,147,804)	(102,511,499)
Independent directors’ restricted stock grant(2)	—	—	—	30,361	30,361
December 31, 2023	5,282,025	195,023,616	27,512,551	202,990,052	430,808,244

Common stock shares issued (1)	(230,764)	209,158	293,126	9,457,765	9,729,285
Distribution reinvestment plan shares issued	142,951	3,660,648	500,536	3,204,529	7,508,664
Common stock shares repurchased	(138,567)	(17,502,181)	(2,378,099)	(26,288,430)	(46,307,277)
Independent directors’ restricted stock grant(2)	—	—	—	33,797	33,797
December 31, 2024	5,055,645	181,391,241	25,928,114	189,397,713	401,772,713

__________

(1)
Includes exchanges between share classes.
(2)
The independent directors’ restricted stock grant represents $0.8 million, $0.8 million and $0.8 million of the annual compensation paid to the independent directors for the years ended December 31, 2024, 2023 and 2022, respectively. Each grant is amortized over the one-year service period of such grant.

Share Repurchases

The Company has adopted a share repurchase plan whereby, subject to certain limitations, stockholders may request on a monthly basis that the Company repurchases all or any portion of their shares. Should repurchase requests, in the Company’s judgment, place an undue burden on its liquidity, adversely affect its operations or risk having an adverse impact on the Company as a whole, or should the Company otherwise determine that investing its liquid assets in real properties or other illiquid investments rather than repurchasing its shares is in the best interests of the Company as a whole, then the Company may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Further, the Company’s board of directors may modify or suspend the Company’s share repurchase plan if it deems such action to be in the Company’s best interest and in the best interest of its stockholders. In addition, the total amount of shares that the Company may repurchase is limited. From the Company’s inception until its share repurchase plan was amended as described below, the total amount of shares that the Company could repurchase was limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) was no more than 2% of its aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of its aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). In the event that the Company determines to repurchase some but not all of the shares submitted for repurchase during any month, shares repurchased at the end of the month will be repurchased on a pro rata basis.

On May 23, 2024, the Company amended its share repurchase plan such that, beginning with repurchases during the month of May 2024, the Company limits share repurchases to 0.33% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and, beginning on July 1, 2024, the Company limits share repurchases to 1% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

For the years ended December 31, 2024, 2023 and 2022, the Company repurchased 46.3 million, 102.5 million and 49.1 million shares of common stock representing a total of $1.1 billion, $2.6 billion and $1.3 billion, respectively.

Distributions

The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net income as calculated in accordance with GAAP, to its stockholders each year to comply with the REIT provisions of the Code.

Each class of common stock receives the same gross distribution per share. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share and is paid directly to the applicable distributor.

The following table details the aggregate distributions declared for each applicable class of common stock:

	Year Ended December 31, 2024
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$1.2420	$1.2420	$1.2420	$1.2420
Stockholder servicing fee per share of common stock	(0.1923)	(0.1929)	(0.0556)	—
Net distributions declared per share of common stock	$1.0497	$1.0491	$1.1864	$1.2420

	Year Ended December 31, 2023
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$1.2420	$1.2420	$1.2420	$1.2420
Stockholder servicing fee per share of common stock	(0.2157)	(0.2158)	(0.0622)	—
Net distributions declared per share of common stock	$1.0263	$1.0262	$1.1798	$1.2420

	Year Ended December 31, 2022
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$1.2420	$1.2420	$1.2420	$1.2420
Stockholder servicing fee per share of common stock	(0.2320)	(0.2318)	(0.0672)	—
Net distributions declared per share of common stock	$1.0100	$1.0102	$1.1748	$1.2420

Redeemable Non-controlling Interests

In connection with its performance participation interest, the Special Limited Partner holds Class I units in the Operating Partnership. See Note 12 for further details of the Special Limited Partner’s performance participation interest. Because the Special Limited Partner has the ability to redeem its Class I units for cash, at its election, the Company has classified these Class I units as Redeemable non-controlling interest in mezzanine equity on the Company’s Consolidated Balance Sheets. The redeemable non-controlling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and distributions, or the redemption value, which is equivalent to fair value, of such units at the end of each measurement period. In addition to the Special Limited Partner’s interest noted above, certain third parties also have a redeemable non-controlling interest.

The following table details the redeemable non-controlling interests activity related to the Special Limited Partner and third-party Operating Partnership unitholders for the years ended December 31, 2024 and 2023 ($ in thousands):

	Special Limited Partner(1)	Third-party Operating Partnership unitholders	Total
Balance at December 31, 2022	$238,322	$188,777	$427,099
Settlement of performance participation allocation	102,348	—	102,348
Repurchases	—	(620)	(620)
GAAP loss allocation	(18,753)	(10,412)	(29,165)
Distributions	(16,065)	(8,895)	(24,960)
Fair value allocation	(10,160)	(4,680)	(14,840)
Balance at December 31, 2023	$295,692	$164,170	$459,862
Settlement of performance participation allocation	—	—	—
Conversion to Class I shares	—	(1,144)	(1,144)
GAAP loss allocation	(23,306)	(12,791)	(36,097)
Distributions	(16,065)	(8,835)	(24,900)
Fair value allocation	24,551	12,606	37,157
Balance at December 31, 2024	$280,872	$154,006	$434,878

(1)
Includes units transferred to Barry S. Sternlicht, which are deemed to be beneficially owned by Mr. Sternlicht.

12.
Related Party Transactions

Management Fee and Performance Participation Allocation

Prior to May 2024, the Advisor was entitled to an annual management fee equal to (i) 1.25% of the Company’s NAV per annum payable monthly, before giving effect to any accruals for the management fee, the stockholder servicing fee, the performance participation interest or any distributions, plus (ii) 1.25% per annum of the aggregate DST Property consideration for all DST Properties subject to the fair market value option held by the Operating Partnership. For avoidance of doubt, the Advisor does not receive a duplicative management fee with respect to any DST Property. Additionally, to the extent the Operating Partnership issues Operating Partnership units to parties other than the Company, the Operating Partnership will pay the Advisor an annual management fee equal to 1.25% of the Operating Partnership’s NAV attributable to such Operating Partnership units not held by the Company, payable monthly. The management fee can be paid, at the Advisor’s election, in cash, shares of common stock, or Operating Partnership units.

In connection with the share repurchase plan amendment, the Advisor has agreed, commencing with the month of May 2024, to waive 20% of its management fee, thereby reducing it from 1.25% of NAV to 1% of NAV, until the Company’s share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and quarterly repurchase limit of 5% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

During the years ended December 31, 2024, 2023, and 2022, the Company incurred management fees of $105.4 million, $153.4 million, and $167.1 million, respectively.

To date, the Advisor has elected to receive the management fee in shares of the Company’s common stock. The Company issued 4,336,544 and 5,673,483 unregistered Class I shares to the Advisor as payment for the 2024 and 2023 management fees, respectively, and also had a payable of $7.7 million and $10.9 million related to the management fees as of December 31, 2024 and 2023, respectively, which are included in Due to affiliates on the Company’s Consolidated Balance Sheets. During January 2025, the Advisor was issued 354,652 unregistered Class I shares as payment for the $7.7 million management fee accrued as of December 31, 2024. During January 2024, the Advisor was issued 473,622 unregistered Class I shares to the Advisor as payment for the $10.9 million management fee accrued as of December 31, 2023. The shares issued to the Advisor for payment of the management fee were issued at the applicable NAV per share at the end of each month for which the fee was earned.

Additionally, the Special Limited Partner, an affiliate of the Advisor, holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation of the Operating Partnership’s total return to its capital account. Total return is defined as distributions paid or accrued plus the change in NAV. Under the Operating Partnership’s limited partnership agreement, the annual total return will be allocated solely to the Special Limited Partner after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The annual distribution of the performance participation interest will be paid in cash or Class I units of the Operating Partnership, at the election of the Special Limited Partner. During the years ended December 31, 2024 and 2023, the Company did not recognize a performance participation allocation as certain thresholds were not achieved. During the year ended December 31, 2022, the Company recognized $102.3 million of performance participation interest in the Company’s consolidated financial statements.

The performance participation interest for 2022 became payable on December 31, 2022 and, in January 2023, the Company caused the Operating Partnership to issue 3,886,034 Class I units in the Operating Partnership to the Special Limited Partner as payment for the performance participation interest for 2022. Such Class I units were issued at the NAV per unit as of December 31, 2022.

Investment in Real Estate Debt - Dispositions

During the year ended December 31, 2024, the Company disposed of its £352.0 million GBP term loan investment through a series of disposition transactions, as follows: (i) £176.0 million was sold to an affiliate of the Advisor for a net purchase price of £174.2 million; and (ii) £176.0 million was sold to an affiliate of the Advisor and an unaffiliated third-party, who co-invested in the transaction, for an aggregate purchase price of £174.2 million. The purchase price was determined by the unaffiliated and independent third-party. In connection with the disposition, the Company repaid all related borrowings under secured financing agreements of £193.6 million.

Related Party Share Ownership

As of December 31, 2024, the Advisor, its employees, and its affiliates, including the Company’s executive officers, hold an aggregate of $526.9 million in the Company, across shares of common stock of the Company and Class I units in the Operating Partnership. During the year ended December 31, 2024, the Company repurchased 2.1 million Class I shares held by the Advisor and certain directors for total consideration of $46.3 million. During the year ended December 31, 2023, the Company repurchased 3.2 million Class I shares held by the Advisor and certain directors for total consideration of $80.6 million. The Advisor repurchases were used primarily to settle tax obligations incurred by the Advisor.

Due to Affiliates

The following table details the components of Due to affiliates ($ in thousands):

	December 31, 2024	December 31, 2023
Accrued stockholder servicing fee	$262,264	$301,017
Performance participation allocation	—	—
Accrued management fee	7,701	10,853
Advanced operating expenses	1,844	4,458
Accrued affiliate service provider expenses	3,792	3,068
Advanced organization and offering costs	—	1,561
Total	$275,601	$320,957

Accrued stockholder servicing fee

The Company accrues the full amount of the future stockholder servicing fees payable to the Dealer Manager for Class T shares, Class S shares, and Class D shares up to the 8.75% limit at the time such shares are sold. The Dealer Manager has entered into agreements with the participating broker dealers distributing the Company’s shares in the public offerings, which provide, among other things, for the re-allowance of the full amount of the selling commissions and dealer manager fees and all or a portion of the stockholder servicing fees received by the Dealer Manager to such participating broker dealers.

Advanced organization and offering costs

The Advisor and its affiliates incurred $7.3 million of organization and offering costs (excluding upfront selling commissions, dealer manager fees and stockholder servicing fees) on behalf of the Company through December 21, 2019. Such amount was being reimbursed to the Advisor ratably over 60 months, which commenced in January 2020 and were fully reimbursed as of December 31, 2024.

Accrued affiliate service provider expenses

The Company has engaged and expects to continue to engage Highmark Residential (formerly Milestone Management), a portfolio company owned by an affiliate of the Sponsor, to provide day-to-day operational and management services (including leasing, construction management, revenue management, accounting, legal and contract management, expense management, and capital expenditure projects and transaction support services) for a portion of the Company’s multifamily properties. The cost for such services is a percentage of the gross receipts and project costs, respectively, (which will be reviewed periodically and adjusted if appropriate), plus actual costs allocated for transaction support services. During the years ended December 31, 2024, 2023 and 2022, the Company incurred approximately $31.6 million, $25.8 million and $17.3 million of expenses due to Highmark Residential in connection with its operational and management services, respectively. These amounts are included in Property operating expenses on the Company’s Consolidated Statements of Operations and Comprehensive Loss.

The Company has engaged Rinaldi, Finkelstein & Franklin L.L.C. (“RFF”), a law firm owned and controlled by Ellis F. Rinaldi, Co-General Counsel and Senior Managing Director of the Sponsor and certain of its affiliates, to provide corporate legal support services to the Company. During the years ended December 31, 2024, 2023 and 2022, the amounts incurred for services provided by RFF were $0.5 million, $0.3 million and $0.5 million, respectively.

The Company has engaged Essex Title, LLC (“Essex”), a title agent company majority owned by Starwood Capital. Essex acts as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments by the Company, Starwood Capital and its affiliates and third parties. Essex focuses on transactions in rate-regulated states where the cost of title insurance is non-negotiable. Essex will not perform services in non-regulated states for the Company, unless (i) in the context of a portfolio transaction that includes properties in rate-regulated states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third party is paying all or a material portion of the premium or (iv) when providing only support services to the underwriter. Essex earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters. Starwood Capital receives distributions from Essex in connection with investments by the Company based on its equity interest in Essex. In each case, there will be no related offset to the Company. During the years ended December 31, 2024, 2023 and 2022 the Company incurred $0.5 million, $1.5 million, and $4.3 million of expenses for services provided by Essex, respectively.

The Company has engaged Starwood Retail Partners to provide leasing and legal services for any retail and certain industrial and other properties the Company acquires. During the years ended December 31, 2024 and 2023, the Company incurred approximately $0.4 million and $0.2 million of expenses from Starwood Retail Partners, respectively. During the year ended December 31, 2022, the Company incurred an insignificant amount of expenses from Starwood Retail Partners.

The Company has incurred legal expenses from third party law firms whose lawyers have been seconded to affiliates of Starwood Capital for the purpose of providing legal services in Europe to investment vehicles sponsored by Starwood Capital. During the year ended December 31, 2024, the Company incurred an insignificant amount of expenses relating to these services provided. During the years ended December 31, 2023 and 2022, the amounts incurred for services provided were $0.2 million and $0.4 million, respectively.

The Company has engaged STR Management Co, LLC, an affiliate of the Advisor, to provide property management services to certain of the Company’s residential units that function as short term rental assets. The costs for such services is a percentage of gross revenue produced by the short-term rentals on a monthly basis. During the years ended December 31, 2024, 2023 and 2022, the Company incurred approximately $1.6 million, $0.8 million and $0.2 million of expenses for services provided from SCG STR Management Co, LLC, respectively.

The Company has entered into an agreement with an affiliate of Starwood Global Opportunity Fund XI to assist with property management of the Company’s assets in Spain and Italy. The Starwood Capital Group (“SCG”) Southern Europe Team charges market fees for such property management services. During the years ended December 31, 2024, 2023 and 2022, the amounts incurred for services provided by the SCG Southern Europe Team were $0.3 million, respectively.

Advanced operating expenses

As of December 31, 2023, the Advisor had advanced an insignificant amount of expenses on the Company’s behalf for general corporate expenses provided by unaffiliated third parties. Such amounts (incurred prior to 2019) were being reimbursed to the Advisor ratably over a 60 month period, which commenced in January 2020 and were fully reimbursed as of December 31, 2024.

As of December 31, 2024, 2023 and 2022, the Advisor had incurred approximately $12.9 million, $14.5 million and $15.8 million, respectively, of expenses on the Company’s behalf for general corporate expenses. Such amounts are being reimbursed to the Advisor one month in arrears.

DST Program expenses

During the year ended December 31, 2024, the Company incurred approximately $2.0 million of expenses in connection with the DST Program. No expenses were incurred by the Company in connection with the DST Program during the years ended December 31, 2023 and 2022, respectively.

13.
Commitments and Contingencies

As of December 31, 2024 and 2023, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

14.
Leases

Lessee

Certain of the Company’s investments in real estate are subject to a ground lease. The Company’s ground leases are classified as right of use liability – operating leases based on the characteristics of the respective lease. Right-of-use liabilities are presented within Other liabilities on the Company’s Consolidated Balance Sheets. The ground leases were acquired as part of the acquisition of real estate and no incremental costs were incurred for such ground leases. The Company’s ground leases are non-cancelable and do not contain any additional renewal options.

The following table presents the future lease payments due under the Company’s ground leases as of December 31, 2024 ($ in thousands):

Year	Operating Leases
2025	$714
2026	714
2027	714
2028	714
2029	714
Thereafter	24,351
Total undiscounted future lease payments	27,921
Difference between undiscounted cash flows and discounted cash flows	(15,593)
Total lease liability	$12,328

The Company utilized its incremental borrowing rate, which was between 4.5% and 6%, to determine its lease liabilities. As of December 31, 2024, the weighted average remaining lease term of the Company’s operating leases was 35 years.

Payments under the Company’s ground leases contain fixed payment components. The Company’s ground leases contained escalations prior to the Company’s hold period.

Lessor

The Company’s rental revenue primarily consists of rent earned from operating leases at the Company’s multifamily, industrial, office, and other properties. Leases at the Company’s industrial, office and other properties generally include a fixed base rent and certain leases also contain a variable component. The variable component of the Company’s operating leases at its industrial, office and other properties primarily consist of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs.

Leases at the Company’s industrial, office and other properties are generally longer term and may contain extension and termination options at the lessee’s election. The Company’s rental revenue earned from leases at the Company’s multifamily and certain other properties, including single-family rental and self-storage properties, primarily consists of a fixed base rent and certain leases contain a variable component that allows for the pass-through of certain operating expenses such as utilities. Leases at the Company’s multifamily and certain other properties including single-family rental and self-storage properties, are short term in nature, generally not greater than 12 months in length.

The following table summarizes the fixed and variable components of the Company’s operating leases ($ in thousands):

	For the Year Ended December 31,
	2024	2023	2022
Fixed lease payments	$1,498,556	$1,540,130	$1,376,577
Variable lease payments	150,735	155,787	144,078
Rental revenue	$1,649,291	$1,695,917	$1,520,655

The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial, office, and other properties as of December 31, 2024 ($ in thousands). Leases at the Company’s multifamily and certain other properties, including single-family and self-storage properties, are short term, generally 12 months or less, and are therefore not included.

Year	Future Minimum Rents
2025	$268,710
2026	243,312
2027	214,445
2028	176,798
2029	151,733
Thereafter	357,324
Total	$1,412,322

15.
Segment Reporting

As of January 1, 2025, the Company operates in five reportable segments: Multifamily properties, Industrial properties, Office properties, Other properties, and Investments in real estate debt. Effective January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation. The CODM is the Company’s Chief Executive Officer, who manages the Company, including allocating resources and evaluating results based on the performance of each segment individually. The Company believes that segment net operating income is the key performance metric that captures the unique operating characteristics of each segment. The Company allocates resources and evaluates results based on the performance of each segment individually. All property revenue and property operating expenses are disaggregated by operating segment. The CODM does not evaluate general and administrative expenses, management fee expenses, depreciation and amortization expense, interest expense, other expense, net, impairment of investments in real estate, net gains on dispositions of real estate, or losses on extinguishment of debt, by segment.

The following table sets forth the total assets by segment ($ in thousands):

	December 31, 2024	December 31, 2023
Multifamily	$14,451,751	$15,161,836
Industrial	2,442,951	2,820,658
Office	1,571,229	1,651,347
Other properties(1)	1,519,640	1,788,105
Investments in real estate debt	852,461	1,589,350
Other (Corporate)	153,957	102,678
Total assets	$20,991,989	$23,113,974

(1)
Other properties includes hospitality, single-family rental, self-storage, medical office and retail properties and two investments in unconsolidated real estate ventures.

The following table sets forth the financial results by segment for the year ended December 31, 2024 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$1,218,669	$183,244	$166,586	$80,792	$—	$1,649,291
Other revenue	15,133	663	212	22,486	—	38,494
Total revenues	1,233,802	183,907	166,798	103,278	—	1,687,785
Expenses:
Property operating	559,566	46,071	60,784	48,570	—	714,991
Total segment expenses	559,566	46,071	60,784	48,570	—	714,991
Loss from unconsolidated real estate ventures	—	—	—	(13,435)	—	(13,435)
Income from investments in real estate debt, net	—	—	—	—	95,755	95,755
Segment net operating income	$674,236	$137,836	$106,014	$41,273	$95,755	$1,055,114

General and administrative						(47,048)
Management fees						(105,356)
Impairment of investments in real estate						(150,392)
Depreciation and amortization						(742,220)
Net gain on dispositions of real estate						87,108
Interest expense						(641,420)
Other expense, net						(179,994)
Net loss						$(724,208)
Net loss attributable to non-controlling interests in consolidated joint ventures						3,228
Net loss attributable to non-controlling interests in Operating Partnership						36,097
Net loss attributable to stockholders						$(684,883)

The following table sets forth the financial results by segment for the year ended December 31, 2023 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$1,215,981	$203,419	$157,463	$119,054	$—	$1,695,917
Other revenue	10,394	4	285	47,718	—	58,401
Total revenues	1,226,375	203,423	157,748	166,772	—	1,754,318
Expenses:
Property operating	552,760	51,163	59,668	84,931	—	748,522
Total segment expenses	552,760	51,163	59,668	84,931	—	748,522
Loss from unconsolidated real estate ventures	—	—	—	(11,624)	—	(11,624)
Income from investments in real estate debt, net	—	—	—	—	123,138	123,138
Segment net operating income	$673,615	$152,260	$98,080	$70,217	$123,138	$1,117,310

General and administrative						(45,144)
Management fees						(153,411)
Impairment of investments in real estate						(188,804)
Depreciation and amortization						(811,788)
Net gain on dispositions of real estate						289,818
Interest expense						(583,476)
Loss on extinguishment of debt						(93)
Other expense, net						(299,930)
Net loss						$(675,518)
Net income attributable to non-controlling interests in consolidated joint ventures						(3,350)
Net loss attributable to non-controlling interests in Operating Partnership						29,165
Net loss attributable to stockholders						$(649,703)

The following table sets forth the financial results by segment for the year ended December 31, 2022 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investments in Real Estate Debt	Total
Revenues:
Rental revenue	$1,068,277	$177,998	$136,185	$138,195	$—	$1,520,655
Other revenue	11,114	42	416	47,121	—	58,693
Total revenues	1,079,391	178,040	136,601	185,316	—	1,579,348
Expenses:
Property operating	467,413	44,983	52,972	85,226	—	650,594
Total segment expenses	467,413	44,983	52,972	85,226	—	650,594
Income from unconsolidated real estate ventures	—	—	—	12,189	—	12,189
Income from investments in real estate debt	—	—	—	—	99,787	99,787
Segment net operating income	$611,978	$133,057	$83,629	$112,279	$99,787	$1,040,730

General and administrative						(44,708)
Management fees						(167,100)
Performance participation allocation						(102,348)
Depreciation and amortization						(848,943)
Interest expense						(428,853)
Loss on extinguishment of debt						(313)
Other income, net						485,608
Net loss						$(65,927)
Net income attributable to non-controlling interests in consolidated joint ventures						(1,927)
Net loss attributable to non-controlling interests in Operating Partnership						2,146
Net loss attributable to stockholders						$(65,708)

16.
Subsequent Events

Financing and Capital Activity

During the period from January 1, 2025 through March 21, 2025, the Company repurchased $0.1 billion of common stock through its share repurchase plan.

During the period from January 1, 2025 through March 21, 2025, the Company repaid $0.3 billion of net borrowings on its unsecured line of credit.

Asset Dispositions

During the period from January 1, 2025 through March 21, 2025, the Company received $0.2 billion of net proceeds from sales of investments in real estate.

Reportable Segment Changes

As of January 1, 2025, the Company operates in five reportable segments: Multifamily, Industrial, Office, Other, and Investments in Real Estate Debt. As of January 1, 2025, the Single-Family Rental properties and Self-Storage properties segments were combined within the Other properties segment and previous amounts have been recasted to conform with current period presentation.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)
List of documents filed:

(1)
The consolidated financial statements of the Company.

(2)
Financial Statement Schedules:

The following financial statement schedule for the year ended December 31, 2024 is submitted herewith:

Page

Real Estate and Accumulated Depreciation (Schedule III)	58

The agreements and other documents filed as exhibits to the 2024 Form 10-K are omitted and have not been amended or restated as part of this Form 8-K/A. This Form 8-K/A does not reflect events occurring after the Company filed the 2024 Form 10-K and does not modify or update the disclosures therein in any way, other than to illustrate the impact of the segment changes as described above. For developments subsequent to the filing of the 2024 Form 10-K, refer to the 2025 Form 10-Q. This Form 8-K/A should be read in conjunction with the 2024 Form 10-K and the 2025 Form 10-Q.

Schedule III – Real Estate and Accumulated Depreciation as of December 31, 2024 ($ in thousands)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances(1)	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Multifamily properties:
Phoenix Property	Mesa, AZ	$43,542	$9,472	$35,909	$(2,757)	$1,910	$6,715	$37,819	$44,534	$(6,436)	2019
Florida Multifamily Portfolio
Various Properties (2)	Jacksonville, FL	36,455	11,574	37,920	(2,449)	4,678	9,125	42,598	51,723	(6,925)	2019
Various Properties (2)	Naples FL	36,112	14,045	37,025	(2,256)	3,166	11,789	40,191	51,980	(6,593)	2019
Columbus Multifamily (2 properties)	Columbus, OH	68,326	6,093	96,153	946	6,968	7,039	103,121	110,160	(12,900)	2019
Cascades Apartments	Charlotte, NC	72,195	12,711	92,689	(2,060)	2,411	10,651	95,100	105,751	(14,279)	2019
Exchange on Erwin	Durham, NC	50,542	18,313	54,839	(541)	275	17,772	55,114	72,886	(8,469)	2019
Avida Apartments	Salt Lake City, UT	56,355	8,018	73,763	196	1,865	8,214	75,628	83,842	(11,221)	2019
Kalina Way	Salt Lake City, UT	57,928	7,101	74,739	500	503	7,601	75,242	82,843	(10,895)	2020
Southeast Affordable Housing Portfolio
Riverwalk	Brighton, CO	19,015	3,280	20,932	332	1,261	3,612	22,193	25,805	(3,723)	2020
Patriots Pointe	Concord, NC	7,760	1,564	7,904	217	536	1,781	8,440	10,221	(1,632)	2020
Willow Ridge	Greensboro, NC	5,200	2,157	4,656	108	466	2,265	5,122	7,387	(1,232)	2020
Creekside at Bellemeade	High Point, NC	4,640	2,031	4,415	109	336	2,140	4,751	6,891	(1,535)	2020
Villa Biscayne	Homestead, FL	20,339	4,575	23,600	106	549	4,681	24,149	28,830	(4,243)	2020
Various Properties (3)	Jacksonville, FL	82,042	24,178	90,108	798	7,220	24,976	97,328	122,304	(17,862)	2020
Oak Crest	Kannapolis, NC	9,373	2,137	10,411	245	966	2,382	11,377	13,759	(2,280)	2020
Stone Creek	Morrisville, NC	8,364	1,844	7,492	133	836	1,977	8,328	10,305	(1,715)	2020
Various Properties (3)	Newport News, VA	43,333	11,169	50,997	429	3,698	11,598	54,695	66,293	(8,996)	2020
Various Properties (2)	Orlando, FL	72,451	19,513	75,364	476	2,101	19,989	77,465	97,454	(13,655)	2020
Overlook at Simms Creek	Raleigh, NC	25,691	7,189	23,030	160	1,315	7,349	24,345	31,694	(4,924)	2020
Various Properties (2)	Sanford, FL	65,853	14,916	75,253	362	2,520	15,278	77,773	93,051	(13,123)	2020
Ponce Harbor	St. Augustine, FL	15,601	3,294	18,870	144	613	3,438	19,483	22,921	(3,587)	2020
Las Villas de Kino	Tucson, AZ	26,255	9,513	24,278	971	2,793	10,484	27,071	37,555	(5,273)	2020
Lexington Club	Vero Beach, FL	14,738	2,972	19,583	147	957	3,119	20,540	23,659	(3,781)	2020
Parkside Royal Poinciana	West Palm Beach, FL	10,045	4,624	8,889	339	1,803	4,963	10,692	15,655	(2,238)	2020
Mid-Atlantic Affordable Housing Portfolio
Various Properties (2)	Chesapeake, VA	26,880	6,467	28,766	212	1,219	6,679	29,985	36,664	(4,477)	2020
Columbia Hills	Columbia, TN	9,740	2,871	9,816	200	920	3,071	10,736	13,807	(1,998)	2020
Foxridge	Durham, NC	10,333	2,524	10,986	129	679	2,653	11,665	14,318	(1,948)	2020
Crestview	Fredericksburg, VA	26,720	4,358	30,470	101	850	4,459	31,320	35,779	(4,649)	2020
Bridgeport	Hampton, VA	17,130	4,285	18,075	118	826	4,403	18,901	23,304	(2,831)	2020
Various Properties (2)	Harrisonburg, VA	11,760	4,022	11,222	131	569	4,153	11,791	15,944	(2,318)	2020
Cascade Village	Holland, MI	13,680	3,389	14,530	585	1,053	3,974	15,583	19,557	(2,610)	2020
Parkview	Huntersville, NC	11,191	1,876	12,739	45	192	1,921	12,931	14,852	(1,955)	2020
Various Properties (4)	Manassas, VA	70,695	10,637	81,855	419	1,328	11,056	83,183	94,239	(12,031)	2020
Autumn Ridge	Memphis, TN	7,547	2,591	7,180	149	470	2,740	7,650	10,390	(1,338)	2020
Genito Glen	Midlothian, VA	10,960	2,703	11,559	96	374	2,799	11,933	14,732	(1,989)	2020
Kings Ridge	Newport News, VA	15,572	4,729	15,539	352	1,047	5,081	16,586	21,667	(2,877)	2020
River Birch	Raleigh, NC	19,411	4,168	21,150	147	905	4,315	22,055	26,370	(3,155)	2020
Falcon Pointe	Rosenberg, TX	9,440	1,876	10,461	120	461	1,996	10,922	12,918	(1,967)	2020
Sterling Crest	Saginaw, MI	8,800	4,176	7,229	386	862	4,562	8,091	12,653	(1,699)	2020
Las Villas de Leon	San Antonio, TX	7,560	2,347	7,458	324	990	2,671	8,448	11,119	(1,597)	2020
Stonegate	Stafford, VA	28,880	3,963	33,721	92	584	4,055	34,305	38,360	(4,727)	2020
River Park Place	Vero Beach, FL	8,538	2,661	8,425	161	553	2,822	8,978	11,800	(1,613)	2020
Ocean Gate	Virginia Beach, VA	20,080	4,347	21,957	169	645	4,516	22,602	27,118	(3,438)	2020
Autumn Wind	Winchester, VA	9,840	2,724	10,005	161	351	2,885	10,356	13,241	(1,975)	2020
Various Properties (3)	Woodbridge, VA	55,243	8,617	63,627	349	1,710	8,966	65,337	74,303	(9,506)	2020

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Florida Affordable Housing Portfolio II (4 properties)	Jacksonville, FL	$85,840	$16,599	$95,453	$459	$12,442	$17,058	$107,895	$124,953	$(16,011)	2021
Southeast Affordable Housing Portfolio II
Culpeper Commons	Culpeper, VA	12,483	4,058	13,749	123	848	4,181	14,597	18,778	(2,673)	2021
Magnolia Creste	Dallas, GA	16,438	2,650	21,475	239	503	2,889	21,978	24,867	(3,248)	2021
Glen Creek	Elkton, MD	15,263	5,985	16,353	218	875	6,203	17,228	23,431	(3,412)	2021
England Run	Fredericksburg, VA	18,812	3,857	23,614	188	694	4,045	24,308	28,353	(3,491)	2021
Rocky Creek	Greenville, SC	14,395	3,030	17,079	198	868	3,228	17,947	21,175	(2,735)	2021
Grande Court Boggy	Kissimmee, FL	34,904	9,361	41,265	200	744	9,561	42,009	51,570	(6,723)	2021
Magnolia Village	Lawrenceville, GA	15,783	5,107	16,645	215	657	5,322	17,302	22,624	(3,244)	2021
Park Ridge	Stafford, VA	20,255	3,778	25,689	101	449	3,879	26,138	30,017	(3,480)	2021
Glen Ridge	Woodbridge, VA	21,667	4,159	27,218	200	725	4,359	27,943	32,302	(3,595)	2021
Azalea Multifamily Portfolio
Luxe	Aubrey, TX	52,290	10,084	78,835	(1,428)	(12,665)	8,656	66,170	74,826	(8,048)	2021
Travesia	Austin, TX	75,460	13,787	79,703	293	1,087	14,080	80,790	94,870	(8,084)	2021
Afton Ridge	Concord, NC	54,062	9,516	62,919	104	125	9,620	63,044	72,664	(6,524)	2021
Various Properties (2)	Dallas, TX	84,140	13,031	125,670	375	2,184	13,406	127,854	141,260	(12,620)	2021
Clearbrook	Frederick, MD	62,090	12,564	51,451	63	246	12,627	51,697	64,324	(5,171)	2021
Thornton Park	Jacksonville, FL	66,616	9,950	91,924	369	324	10,319	92,248	102,567	(9,043)	2021
Gwinnett Stadium	Lawrenceville, GA	41,090	5,199	48,131	170	221	5,369	48,352	53,721	(4,538)	2021
Park Place	Morrisville, NC	52,920	9,295	57,281	107	541	9,402	57,822	67,224	(6,188)	2021
Autumn Wood	Murfreesboro, TN	42,490	6,114	54,974	185	(44)	6,299	54,930	61,229	(5,862)	2021
Millenia	Orlando, FL	36,890	6,305	47,647	98	1,101	6,403	48,748	55,151	(4,858)	2021
Various Properties (2)	Pflugerville, TX	107,590	24,606	142,875	580	2,586	25,186	145,461	170,647	(14,461)	2021
Lakehouse	Plant City, FL	16,940	3,334	23,339	37	195	3,371	23,534	26,905	(2,544)	2021
Victoria Grand	Tallahassee, FL	47,390	7,002	61,768	120	580	7,122	62,348	69,470	(6,338)	2021
Keystone Castle Hills	Dallas, TX	89,922	23,122	99,118	990	2,033	24,112	101,151	125,263	(16,660)	2021
Greater Boston Affordable Portfolio (5 properties)	Boston, MA	142,059	60,313	176,849	449	(85)	60,762	176,764	237,526	(16,946)	2021
Columbus Preferred Portfolio
5188 Baxter Park	Westerville, OH	21,700	6,795	23,058	(1,253)	1,234	5,542	24,292	29,834	(2,225)	2021
1025 Luxe Avenue	Columbus, OH	45,500	7,955	43,178	(27)	176	7,928	43,354	51,282	(3,902)	2021
The Palmer Dadeland	Miami, FL	259,800	56,854	304,585	723	2,187	57,577	306,772	364,349	(30,985)	2021
Seven Springs Apartments	Burlington, MA	117,110	27,104	164,679	30	697	27,134	165,376	192,510	(16,375)	2021
Maison’s Landing	Salt Lake City, UT	102,120	14,890	152,592	343	1,736	15,233	154,328	169,561	(17,038)	2021
Sawyer Flats	Gaithersburg, MD	144,060	32,701	168,846	1,385	2,929	34,086	171,775	205,861	(18,127)	2021
Florida Affordable Housing Portfolio III
Various Properties (2)	Bradenton, FL	75,290	20,960	101,049	631	2,186	21,591	103,235	124,826	(15,593)	2021
Enclave on Woodbridge	Fernandina Beach, FL	25,690	6,407	36,228	56	783	6,463	37,011	43,474	(5,544)	2021
Charleston Place	Holly Hill, FL	17,520	5,930	21,309	91	935	6,021	22,244	28,265	(3,626)	2021
Brookwood Forest	Jacksonville, FL	23,560	4,250	35,025	223	948	4,473	35,973	40,446	(4,404)	2021
Various Properties (2)	Lakeland, FL	37,080	7,112	57,801	601	779	7,713	58,580	66,293	(7,927)	2021
Club at Sugar Mill	Port Orange, FL	14,260	4,449	15,946	114	669	4,563	16,615	21,178	(2,678)	2021
Nantucket Cove	Springhill, FL	15,800	4,592	20,167	99	425	4,691	20,592	25,283	(3,495)	2021
Various Properties (5)	Tampa, FL	73,610	26,276	96,632	621	1,211	26,897	97,843	124,740	(14,547)	2021
Savannah Bay	Tarpon Springs, FL	12,610	5,374	9,640	129	456	5,503	10,096	15,599	(2,066)	2021
Nantucket Bay	Temple Terrace, FL	15,150	6,364	18,782	147	239	6,511	19,021	25,532	(2,731)	2021
Raleigh Multifamily Portfolio
2600 Harvest Creek Place	Cary, NC	60,900	16,094	77,575	(11)	1,583	16,083	79,158	95,241	(7,496)	2021
5140 Copper Ridge Drive	Durham, NC	41,900	8,733	53,561	(6)	1,484	8,727	55,045	63,772	(5,388)	2021
1000 Henrico Lane	Morrisville, NC	68,600	12,383	86,037	(9)	1,680	12,374	87,717	100,091	(8,162)	2021
Various Properties (3)	Raleigh, NC	196,000	40,491	252,991	(28)	7,052	40,463	260,043	300,506	(21,174)	2021

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
South Florida Multifamily Portfolio
Bella Vista	Boca Raton, FL	$95,500	$13,144	$125,094	$3,987	$(2,954)	$17,131	$122,140	$139,271	$(11,030)	2021
Stonybrook	Boynton Beach, FL	67,600	12,346	81,036	740	1,659	13,086	82,695	95,781	(7,961)	2021
Centro Sunforest	Davie, FL	103,300	25,015	152,738	(3,584)	1,636	21,431	154,374	175,805	(14,614)	2021
SEG Multifamily Portfolio
Alta Mill Apartments	Austell, GA	62,965	13,213	82,343	(799)	13,236	12,414	95,579	107,993	(11,110)	2021
Estate on Quarry Lake Apartments	Austin, TX	45,403	9,565	59,725	(2,444)	12,857	7,121	72,582	79,703	(8,135)	2021
Various Properties (2)	Brunswick, GA	35,823	7,529	47,011	974	5,952	8,503	52,963	61,466	(8,105)	2021
Lodge at Mallard Creek	Charlotte, NC	35,524	7,816	48,785	(1,257)	9,644	6,559	58,429	64,988	(7,014)	2021
Brook Valley Apartments	Douglasville, GA	22,951	4,837	30,158	600	4,178	5,437	34,336	39,773	(4,509)	2021
Various Properties (4)	Everett, WA	137,405	31,576	198,984	(1,960)	28,693	29,616	227,677	257,293	(22,939)	2021
Towne Creek	Gainesville, GA	15,766	3,307	20,549	1,331	2,306	4,638	22,855	27,493	(2,973)	2021
Icon on the Greenway	Gastonia, NC	24,747	5,110	31,932	(1,696)	6,808	3,414	38,740	42,154	(4,954)	2021
Woodland Park Apartments	Greensboro, NC	18,173	3,484	27,201	1,557	(2,668)	5,041	24,533	29,574	(3,856)	2021
Estates at Bellwood Apartments	Greenville, SC	15,267	3,266	20,401	585	2,371	3,851	22,772	26,623	(3,558)	2021
Audubon Park Apartments	Hanahan, SC	26,144	5,397	33,706	(207)	5,415	5,190	39,121	44,311	(4,860)	2021
Waterford Landing Apartments	Hermitage, TN	25,745	5,616	64,899	(1,067)	(22,753)	4,549	42,146	46,695	(5,072)	2021
Various Properties (2)	High Point, NC	33,187	5,848	36,515	(517)	5,473	5,331	41,988	47,319	(5,980)	2021
Northtowne Village Apartments	Hixson, TN	17,463	3,621	41,985	(304)	(15,473)	3,317	26,512	29,829	(3,363)	2021
Revival on Main	Kennesaw, GA	47,897	9,920	61,794	(2,263)	11,819	7,657	73,613	81,270	(7,026)	2021
Various Properties (2)	Knoxville, TN	138,503	29,131	337,357	6,268	(132,374)	35,399	204,983	240,382	(31,339)	2021
Lee's Crossing	La Grange, GA	28,738	6,053	37,698	882	6,095	6,935	43,793	50,728	(6,218)	2021
Durant at Sugarloaf Apartments	Lawrenceville, GA	39,914	8,390	52,333	4,520	2,844	12,910	55,177	68,087	(7,708)	2021
Racquet Club	Lexington, KY	34,027	8,663	53,959	2,563	7,435	11,226	61,394	72,620	(8,005)	2021
Nickel Creek	Lynnwood, WA	33,229	8,062	50,855	(558)	9,433	7,504	60,288	67,792	(5,995)	2021
Northwood Apartments	Macon, GA	20,955	4,400	27,497	321	3,710	4,721	31,207	35,928	(4,587)	2021
Falls at Sope Creek	Marietta, GA	60,171	12,667	78,943	(98)	13,088	12,569	92,031	104,600	(10,049)	2021
Ashmore Bridge Estates Apartments	Mauldin, SC	27,341	5,548	42,280	679	(2,808)	6,227	39,472	45,699	(5,937)	2021
Waterstone at Murietta Apartments	Murieta, CA	83,122	18,884	117,823	(897)	18,780	17,987	136,603	154,590	(15,472)	2021
Wyndchase Bellevue Apartments	Nashville, TN	31,233	6,531	75,691	(2,562)	(25,067)	3,969	50,624	54,593	(5,498)	2021
Woodland Crossing Apartments	New Bern, NC	23,849	5,261	32,819	(1,846)	7,085	3,415	39,904	43,319	(5,198)	2021
Ranchstone	Parker, CO	74,540	17,012	126,989	(7,748)	5,133	9,264	132,122	141,386	(14,700)	2021
Gio Apartments	Plano, TX	86,714	22,546	140,590	(7,861)	(5,254)	14,685	135,336	150,021	(19,470)	2021
Grande Oaks	Roswell, GA	44,504	9,373	58,394	243	934	9,616	59,328	68,944	(7,635)	2021
Brandemere	Salem, NC	29,425	5,274	32,967	764	4,315	6,038	37,282	43,320	(5,641)	2021
Various Properties (2)	Savannah, GA	57,876	11,943	82,787	(1,529)	3,800	10,414	86,587	97,001	(11,194)	2021
Smoky Crossing Apartments	Seymour, TN	50,591	10,371	120,337	(68)	(44,553)	10,303	75,784	86,087	(10,419)	2021
Grove Veridian	Spartanburg, NC	12,074	2,555	15,966	363	1,847	2,918	17,813	20,731	(2,718)	2021
Patriot Point	Spring Lake, NC	18,886	3,238	20,253	275	2,626	3,513	22,879	26,392	(3,441)	2021
Retreat at Hidden Bay	St. Marys, GA	15,167	3,170	19,810	(295)	3,223	2,875	23,033	25,908	(3,146)	2021
Various Properties (11)	Waldorf, MD	259,942	57,581	359,089	37,208	22,343	94,789	381,432	476,221	(52,346)	2021
Various Properties (2)	Warner Robins, GA	38,916	8,171	51,003	2,705	4,828	10,876	55,831	66,707	(9,125)	2021
Various Properties (3)	Wilmington, NC	69,351	14,485	90,475	(85)	13,704	14,400	104,179	118,579	(13,044)	2021

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
National Affordable Housing Portfolio
Various Properties (3)	Austin, TX	$103,128	$18,627	$135,799	$(2,036)	$7,001	$16,591	$142,800	$159,391	$(16,690)	2021
Centre Court	Bradenton, FL	20,787	5,335	29,299	478	867	5,813	30,166	35,979	(4,903)	2021
Forest Glen	Durham, NC	13,345	2,975	10,821	1,073	(287)	4,048	10,534	14,582	(1,571)	2021
Rose Cove SLC	Farmington, UT	14,420	4,649	16,909	985	(16)	5,634	16,893	22,527	(2,102)	2021
Venice Cove FLL	Ft Lauderdale, FL	18,934	5,878	21,379	3,148	(2,533)	9,026	18,846	27,872	(2,484)	2021
Chelsea Commons	Greenacres, FL	30,349	12,348	44,910	(499)	1,823	11,849	46,733	58,582	(6,842)	2021
Hampton Ridge Jax	Jacksonville, FL	11,104	2,476	9,005	90	2,904	2,566	11,909	14,475	(1,708)	2021
San Marcos Villas	Lake Park, FL	50,042	18,054	65,663	(4,002)	6,220	14,052	71,883	85,935	(9,296)	2021
Mayflower Harbor	Lehi, UT	30,820	9,050	32,915	(526)	2,012	8,524	34,927	43,451	(4,359)	2021
Grande Court Sarasota	North Port, FL	16,087	5,010	18,221	991	(247)	6,001	17,974	23,975	(3,275)	2021
Commander Place	Orlando, FL	28,586	5,713	31,374	(1,072)	2,578	4,641	33,952	38,593	(4,018)	2021
Villas Shaver	Pasadena, TX	25,594	3,182	23,197	3,292	(2,742)	6,474	20,455	26,929	(3,611)	2021
Pemberly Palms	Vero Beach, FL	21,563	4,645	25,507	1,142	248	5,787	25,755	31,542	(3,888)	2021
Pasco Woods	Wesley Chapel, FL	21,146	4,511	24,772	53	728	4,564	25,500	30,064	(3,734)	2021
Colony Park	West Palm Beach, FL	21,214	6,626	24,101	862	216	7,488	24,317	31,805	(3,830)	2021
Central Park Portfolio (9 properties)	Denver, CO	329,898	74,722	532,982	1,466	7,588	76,188	540,570	616,758	(52,562)	2021
Mid-Atlantic Affordable Housing Portfolio II
Lakewood Villas ATL	Atlanta, GA	19,937	5,659	19,470	227	647	5,886	20,117	26,003	(3,014)	2022
Ivy Creek Buford	Buford, GS	30,731	6,784	36,309	524	647	7,308	36,956	44,264	(4,315)	2022
Various Properties (2)	Fredericksburg, VA	67,101	18,748	86,640	379	1,309	19,127	87,949	107,076	(8,983)	2022
Cobblestone Kennesaw	Kennesaw, GA	19,311	6,818	20,700	216	392	7,034	21,092	28,126	(2,834)	2022
Galaxy Silver Spring	Silver Springs, MD	36,418	9,832	54,956	323	783	10,155	55,739	65,894	(4,398)	2022
Sky Terrace	Stafford, VA	37,257	7,836	52,382	231	621	8,067	53,003	61,070	(5,197)	2022
Highland Warranton	Warranton, VA	18,211	6,136	17,652	378	256	6,514	17,908	24,422	(2,141)	2022
Texas and North Carolina Multifamily Portfolio
Watervue	Fort Worth, TX	69,831	12,114	81,045	327	490	12,441	81,535	93,976	(9,171)	2022
Bunker Hill	Houston, TX	64,451	5,855	79,938	134	502	5,989	80,440	86,429	(7,057)	2022
Regalia	Mansfield, TX	57,707	8,595	68,599	195	419	8,790	69,018	77,808	(7,174)	2022
Litchford	Raleigh, NC	53,535	11,588	70,431	99	339	11,687	70,770	82,457	(6,730)	2022
Whispering Creek	San Antonio, TX	35,229	5,025	42,064	333	468	5,358	42,532	47,890	(4,426)	2022
Phoenix Affordable Housing Portfolio
Desert Eagle	Glendale, AZ	28,171	8,420	37,708	255	1,220	8,675	38,928	47,603	(4,118)	2022
Various Properties (3)	Mesa, AZ	101,114	25,347	142,096	855	3,828	26,202	145,924	172,126	(14,889)	2022
Lake Pleasant Village	Peoria, AZ	23,579	7,346	31,972	316	610	7,662	32,582	40,244	(3,545)	2022
Various Properties (2)	Phoenix, AZ	59,683	13,992	73,080	682	1,935	14,674	75,015	89,689	(6,960)	2022
Summit Multifamily Portfolio
Vintage Amelia	Amelia Island, FL	37,759	8,015	57,141	252	(2,887)	8,267	54,254	62,521	(6,347)	2022
Vantage Ashland	Ashland City, TN	33,279	5,712	56,903	196	555	5,908	57,458	63,366	(5,880)	2022
Ethos Austin	Austin, TX	46,823	11,085	72,024	340	2,141	11,425	74,165	85,590	(7,681)	2022
Walnut Bastrop	Bastrop, TX	27,479	5,643	44,116	258	604	5,901	44,720	50,621	(4,534)	2022
Various Properties (2)	Burleson, TX	81,272	12,479	139,515	205	664	12,684	140,179	152,863	(12,959)	2022
Ethan Pointe	Burlington, NC	38,879	5,884	61,163	273	449	6,157	61,612	67,769	(6,400)	2022
Stonebriar Frisco	Frisco, TX	63,679	8,210	107,353	492	457	8,702	107,810	116,512	(9,052)	2022
Darby Holly Springs	Holly Springs, GA	50,693	11,933	82,863	199	284	12,132	83,147	95,279	(8,157)	2022
Various Properties (2)	Indianapolis, IN	80,786	10,047	135,908	753	2,316	10,800	138,224	149,024	(12,924)	2022
Orchard Hills	Jeffersonville, IN	36,393	5,720	52,149	167	1,396	5,887	53,545	59,432	(5,674)	2022
Various Properties (2)	Knoxville, TN	89,686	8,278	145,987	563	971	8,841	146,958	155,799	(12,530)	2022
Woodland Lakes Lansing	Lansing, MI	43,093	8,179	61,911	301	1,512	8,480	63,423	71,903	(8,022)	2022

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Various Properties (4)	Louisville, KY	$121,345	$17,123	$178,426	$722	$(2,134)	$17,845	$176,292	$194,137	$(17,560)	2022
Lakeside Marietta	Marietta, GA	70,893	14,659	124,095	339	1,141	14,998	125,236	140,234	(11,596)	2022
Reserve Maryville	Maryville, TN	29,093	6,455	37,771	181	2,529	6,636	40,300	46,936	(4,712)	2022
Vintage Juliet	Mt. Juliet, TN	54,311	4,981	84,725	97	331	5,078	85,056	90,134	(7,003)	2022
Various Properties (2)	Murfreesboro, TN	82,058	9,480	138,701	221	814	9,701	139,515	149,216	(12,463)	2022
Hickory Point Nashville	Nashville, TN	49,479	7,534	81,694	402	571	7,936	82,265	90,201	(8,133)	2022
Emerson Pflugerville	Pflugerville, TX	53,679	11,087	83,771	242	693	11,329	84,464	95,793	(8,657)	2022
Prinwood Place	Portage, MI	12,993	1,672	19,257	93	507	1,765	19,764	21,529	(2,114)	2022
Foxwood Raleigh	Raleigh, NC	94,380	20,149	142,196	182	1,021	20,331	143,217	163,548	(14,054)	2022
Sugar Flats SLC	Salt Lake City, UT	32,148	6,265	51,531	143	787	6,408	52,318	58,726	(4,082)	2022
Ranch 123 Apartments	Seguin, TX	20,993	4,347	43,170	158	222	4,505	43,392	47,897	(4,299)	2022
Vintage Tollgate	Thompson’s Station, TN	41,879	4,392	70,715	151	421	4,543	71,136	75,679	(6,262)	2022
Reserve Tuscaloosa	Tuscaloosa, AL	31,393	5,878	47,916	367	921	6,245	48,837	55,082	(4,984)	2022
Stonebrook Tyler	Tyler, TX	27,393	5,048	47,359	209	435	5,257	47,794	53,051	(4,701)	2022
Blue Multifamily Portfolio
Grand Dominion	San Antonio, TX	37,958	8,110	61,274	422	497	8,532	61,771	70,303	(6,009)	2022
Florida Affordable Housing Portfolio IV
Sonrise Villas	Fellsmere, FL	23,301	5,733	24,605	56	325	5,789	24,930	30,719	(3,160)	2022
Various Properties (2)	Lakeland, FL	19,778	6,864	21,559	135	429	6,999	21,988	28,987	(2,245)	2022
Overlook at Monroe	Sanford, FL	21,146	4,502	25,665	118	1,236	4,620	26,901	31,521	(2,933)	2022
Raintree Apartments	Clermont, FL	42,249	6,481	54,591	106	706	6,587	55,297	61,884	(4,275)	2022
Madison Cove	Gainesville, FL	9,080	2,409	8,111	20	267	2,429	8,378	10,807	(942)	2022
Various Properties (2)	Kissimmee, FL	92,897	16,861	110,587	(527)	934	16,334	111,521	127,855	(9,277)	2022
Mystic Pointe II	Orlando, FL	39,717	5,221	52,249	34	231	5,255	52,480	57,735	(3,861)	2022

Total Multifamily Properties		$9,075,399	$1,946,385	$12,325,962	$55,322	$164,495	$2,001,707	$12,490,457	$14,492,164	$(1,467,446)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Industrial Properties:
Marshfield Industrial Portfolio (4 properties)	Baltimore, MD	$106,698	$21,720	$139,433	$188	$122	$21,908	$139,555	$161,463	$(18,109)	2020
Airport Logistics Park (6 properties)	Nashville, TN	35,000	7,031	53,728	1	96	7,032	53,824	60,856	(7,431)	2020
Denver/Boulder Industrial Portfolio (16 properties)	Louisville, CO	268,064	67,951	311,651	207	521	68,158	312,172	380,330	(36,242)	2021
Reno Logistics Portfolio (18 properties)	Sparks, NV	262,740	60,235	316,742	164	1,540	60,399	318,282	378,681	(40,050)	2021
Southwest Light Industrial Portfolio
Various Properties (4)	Las Vegas, NV	58,142	23,537	54,203	56	89	23,593	54,292	77,885	(6,261)	2021
Various Properties (11)	Phoenix, AZ	283,042	66,229	333,663	287	249	66,516	333,912	400,428	(32,685)	2021
American Industrial Center (25 properties)	Longwood, FL	83,700	47,553	90,772	(1,613)	(2,617)	45,940	88,155	134,095	(9,956)	2022
Middlebrook Crossroads (18 properties)	Bridgewood, NJ	66,566	49,370	62,650	686	641	50,056	63,291	113,347	(6,598)	2022
Northern Italy Industrial Portfolio (4 properties)	Various Provinces, Italy	40,488	14,509	65,804	(677)	(6,425)	13,832	59,379	73,211	(5,886)	2021
Norway Logistics Portfolio (2 properties)	Oslo, Norway	45,785	31,971	63,541	(5,466)	(9,430)	26,505	54,111	80,616	(3,883)	2022
Verona Oppeano (5 properties)	Oppeano VR, Italy	145,385	47,225	243,541	(1,396)	(7,214)	45,829	236,327	282,156	(15,682)	2022
Denmark Logistics Portfolio (10 properties)	Denmark	93,868	42,311	166,314	2,328	9,195	44,639	175,509	220,148	(13,451)	2022
Belgioioso Logistics	Greater Milan, Italy	56,366	18,857	72,460	1,723	6,717	20,580	79,177	99,757	(5,057)	2022

Total Industrial Properties		$1,545,844	$498,499	$1,974,502	$(3,512)	$(6,516)	$494,987	$1,967,986	$2,462,973	$(201,291)

Office Properties:
Florida Office Portfolio (11 properties)	Jacksonville, FL	$121,010	$53,465	$153,163	$4	$18,198	$53,469	$171,361	$224,830	$(38,816)	2019
Columbus Office Portfolio	Columbus, OH	53,024	3,013	50,064	118	3,099	3,131	53,163	56,294	(12,085)	2019
60 State Street	Boston, MA	418,073	-	478,150	472	25,203	472	503,353	503,825	(74,230)	2020
Nashville Office	Nashville, TN	164,152	21,647	229,183	-	899	21,647	230,082	251,729	(33,986)	2020
Stonebridge (3 properties)	Alpharetta, GA	64,500	15,205	101,624	-	4,351	15,205	105,975	121,180	(17,071)	2021
M Campus (2 properties)	Meudon, France	115,792	40,964	184,078	(1,996)	(19,082)	38,968	164,996	203,964	(12,585)	2021
Barcelona Mediacomplex	Barcelona, Spain	65,237	29,780	120,082	(658)	(1)	29,122	120,081	149,203	(7,628)	2022

Total Office Properties		$1,001,788	$164,074	$1,316,344	$(2,060)	$32,667	$162,014	$1,349,011	$1,511,025	$(196,401)

			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amounts at which Carried at the Close of Period(2)
Description	Location	Encumbrances	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Land and Land Improvements	Building and Building Improvements	Total	Accumulated Depreciation(1)	Year Acquired
Other Properties:
U.S. Select Service Portfolio
Hyatt Place Boulder	Boulder, CO	$23,833	$13,890	$33,673	$6	$2,320	$13,896	$35,993	$49,889	$(5,615)	2019
Residence Inn Cleveland	Cleveland, OH	11,615	2,867	19,944	344	2,938	3,211	22,882	26,093	(3,536)	2019
Exchange on Erwin - Commercial (2 properties)	Durham, NC	24,908	13,492	20,157	1	347	13,493	20,504	33,997	(4,061)	2019
Barlow	Chevy Chase, MD	108,160	31,902	112,291	208	5,355	32,110	117,646	149,756	(17,159)	2020
Marketplace at the Outlets	West Palm Beach, FL	79,000	41,833	83,890	6	795	41,839	84,685	126,524	(12,852)	2021
Amherst Single Family Residential Portfolio	Various	$239,756	$126,917	$202,836	$3,095	$17,460	$130,012	$220,296	$350,308	$(27,382)	2021 - 2022
Sunbelt Single-Family Rental Portfolio	Various	—	2,379	6,794	—	424	2,379	7,218	9,597	(1,020)	2021
Morningstar Self-Storage Joint Venture
Alabaster	Alabaster, AL	$14,861	$2,313	$15,843	$(1,209)	$1,253	$1,104	$17,096	$18,200	$(1,338)	2021
OKC Bethany	Bethany, OK	4,160	1,688	5,486	1,849	(1,209)	3,537	4,277	7,814	(464)	2021
Mountain Brook	Birmingham, AL	15,056	5,723	14,463	(3,228)	3,280	2,495	17,743	20,238	(1,456)	2021
Ladson	Charleston, SC	7,965	2,044	7,688	(1,642)	1,688	402	9,376	9,778	(725)	2021
Various Properties (3)	Charlotte, NC	30,811	9,140	40,818	(2,028)	5,712	7,112	46,530	53,642	(3,608)	2021
Bryan/College Station	College Station, TX	9,921	3,036	17,786	(118)	370	2,918	18,156	21,074	(1,505)	2021
Cornelius	Cornelius, NC	8,663	3,217	13,736	(272)	472	2,945	14,208	17,153	(1,204)	2021
OKC Edmond	Edmond, OK	4,217	2,550	5,282	2,793	(1,164)	5,343	4,118	9,461	(464)	2021
Flagler Village	Ft Lauderdale, FL	-	6,979	34,644	8	131	6,987	34,775	41,762	(2,431)	2022
Lake Wylie	Lake Wylie, SC	7,476	2,928	5,947	(1,066)	1,070	1,862	7,017	8,879	(580)	2021
OKC Midwest City	Midwest City, OK	7,236	1,968	9,874	2,154	(2,176)	4,122	7,698	11,820	(813)	2021
Mooresville	Mooresville, NC	7,825	2,602	13,388	(50)	128	2,552	13,516	16,068	(1,115)	2021
Campbell Station	Nashville, TN	11,388	4,563	12,615	1,059	(1,060)	5,622	11,555	17,177	(1,053)	2021
OKC Norman	Norman, OK	6,250	1,342	8,634	1,469	(1,903)	2,811	6,731	9,542	(697)	2021
Various Properties (5)	Oklahoma City, OK	19,967	4,977	27,249	5,662	(6,171)	10,639	21,078	31,717	(2,272)	2021
FL Mall	Orlando, FL	7,881	1,949	6,803	(103)	190	1,846	6,993	8,839	(574)	2021
Various Properties (2)	San Antonio, TX	13,694	4,380	17,399	(1,507)	1,640	2,873	19,039	21,912	(1,562)	2021
Rea	Waxhaw, NC	15,999	4,661	24,139	(1,888)	1,962	2,773	26,101	28,874	(2,052)	2021
Highway 78	Wylie, TX	7,392	3,098	10,714	(969)	1,065	2,129	11,779	13,908	(971)	2021

Total Other Properties		$688,034	$302,438	$772,093	$4,574	$34,917	$307,012	$807,010	$1,114,022	$(96,509)

Portfolio Total		$12,311,065	$2,911,396	$16,388,901	$54,324	$225,563	$2,965,720	$16,614,464	$19,580,184	$(1,961,647)

__________

(1)
Encumbrances excludes approximately $0.5 billion of outstanding mortgage notes held as of December 31, 2024, associated with properties classified as held-for-sale.
(2)
Refer to Note 2 to the Company’s consolidated financial statements for details of depreciable lives.
(3)
As of December 31, 2024, the aggregate cost basis for tax purposes was $20.1 billion.

The total included on Schedule III above does not include furniture, fixtures and equipment totaling $272.5 million and right-of-use operating lease assets of $105.2 million. Accumulated Depreciation does not include $156.1 million of accumulated depreciation related to furniture, fixtures and equipment assets. The total included on Schedule III above also does not include assets that are held-for-sale.

The following table summarizes activity for real estate and accumulated depreciation for the years ended December 31, 2024 and 2023 ($ in thousands):

	December 31, 2024	December 31, 2023
Real Estate(1):
Balance at the beginning of year	$21,061,744	$23,161,692
Additions during the year:
Building and building improvements	137,879	152,709
Land and land improvements	24,272	29,205
Furniture, fixtures and equipment	5,534	10,579
Dispositions during the year:
Building and building improvements	(261,465)	(1,649,905)
Land and land improvements	(91,188)	(416,215)
Furniture, fixtures and equipment	(18,605)	(37,517)
Impairment of investments in real estate	(150,392)	(188,804)
Assets held-for-sale	(855,074)	—
Balance at the end of the year	$19,852,705	$21,061,744

Accumulated depreciation(2):
Balance at the beginning of the year	$(1,578,637)	$(1,013,703)
Accumulated depreciation, net of dispositions	(630,327)	(564,934)
Accumulated depreciation on assets held-for-sale	91,200	—
Balance at the end of the year	$(2,117,764)	$(1,578,637)

__________

(1)
Real estate includes furniture, fixtures and equipment totaling $272.5 million and $304.7 million for the years ended December 31, 2024 and 2023, respectively. Real estate excludes right-of-use operating lease assets of $105.2 million for the years ended December 31, 2024 and 2023.
(2)
Accumulated depreciation excludes amortization on right-of-use operating lease assets of $9.9 million and $8.0 million for the years ended December 31, 2024 and 2023.